Maybank

07026533

Our file ref. : GSS/M201

Date : 7 September 2007
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : **Malayan Banking Berhad ("Maybank")**

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	29 August 2007	Fourth Quarterly Report For The Financial Period Ended 30 June 2007.
2.	29 August 2007	Final Dividend of 40 sen per Share Less 27% Tax.
3.	6 September 2007	Retirement of Three Independent Non-Executive Directors ("NEDs") of Malayan Banking Berhad ("Maybank / the Company").
4.	6 September 2007	Notice of 47th Annual General Meeting.
5.	6 September 2007	Change in Boardroom 1. Retirement of Dato' Ho Ung Hun from the Board of Maybank. 2. Retirement of Raja Tan Sri Muhammad Alias @ Tunku Muhammad Alias bin Raja Muhammad Ali. 3. Retirement of Mohammad bin Abdullah

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

PROCESSED
SEP 2 1 2007
THOMSON FINANCIAL

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 06/09/2007 06:55:54 PM
Reference No MB-070906-43036

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :

Retirement of Three Independent Non-Executive Directors ("NEDs") of Malayan Banking Berhad ("Maybank / the Company")

* **Contents :-**

Maybank would like to announce that three of its Independent Non-Executive Directors, namely YBhg Dato' Richard Ho Ung Hun (Vice-Chairman), YM Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali and Encik Mohammad bin Abdullah will retire upon the conclusion of the Company's Annual General Meeting (AGM) to be held on 29 September 2007.

YBhg Dato' Richard Ho Ung Hun was appointed to the Board of Maybank as Vice-Chairman and director on 27 January 1983 and has served the Board for more than 24 years. YM Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali was appointed to the Board of Maybank on 17 March 1978 and has served on the Board for nearly 30 years. Encik Mohammad bin Abdullah was appointed on 11 January 1995 and has served the Board for more than 12 years. These NEDs are amongst the longest serving directors on the Board of Maybank.

The Board of Directors, Management and staff of the Maybank Group of Companies would like to record their deepest appreciation and gratitude to YBhg Dato' Richard Ho Ung Hun, YM Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali and Encik Mohammad bin Abdullah who had served faithfully and admirably on the Board of Directors since the early years of the Company and demonstrated their utmost commitment through the years towards the achievement of the vision and objectives of the Maybank Group.

The many achievements of the Maybank Group over the last three decades are also attributable to the guidance and leadership of YBhg Dato' Richard Ho Ung Hun, YM Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali and Encik Mohammad bin Abdullah, and without whose invaluable contribution,

the Maybank Group could not have achieved the growth and success associated with its standing as the largest financial services group in the country and its international presence.

This announcement is dated 6 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 06/09/2007 06:30:06 PM

Reference No MB-070906-42562

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :

MALAYAN BANKING BERHAD
- NOTICE OF 47th ANNUAL GENERAL MEETING

* **Contents :-**

We wish to inform that Malayan Banking Berhad will be holding its 47th Annual General Meeting ("AGM") on Saturday, 29 September 2007 at 11.30 a.m. at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara, Jalan Sultan Ismail, 50250 Kuala Lumpur.

Please refer to attachment for the full text of the said AGM Notice.

This announcement is dated 6 September 2007.

mb AGM.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 06/09/2007 06:40:30 PM
Reference No MB-070906-45175

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Date of change	:	**29/09/2007**
* Type of change	:	**Retirement**
* Designation	:	**Vice Chairman**
* Directorate	:	Executive ● **Independent & Non Executive** Non Independent & Non Executive
* Name	:	**Dato' Ho Ung Hun**
* Age	:	**80**
* Nationality	:	**Malaysian**
* Qualifications	:	**Barrister at Law (Lincoln's Inn)**
* Working experience and occupation	:	**He served as a Member of Parliament from 1969 to 1982. He was appointed Deputy Minister of Road Transport in 1974 and subsequently Deputy Minister of Finance in 1976. In 1978, he was the Minister without Portfolio in the Prime Minister's Department and subsequently named as the then Minister of Labour and Manpower in the same year.**
* Directorship of public companies (if any)	:	**He is the Chairman of several companies in the Maybank Group which include Mayban Trustees Berhad, Maybank International (L) Ltd, Mayban International Trust (Labuan) Berhad and Mayban International Trust (L) Ltd and is also a director of Aseambankers Malaysia Berhad. He is also a director of Malayan Flour Mills Berhad, a public listed company.**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**NIL**
* Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	:	● **Yes** No

Remarks :

The retirement of Dato' Ho Ung Hun will take effect upon the conclusion of Maybank's Annual General Meeting on 29 September 2007.

Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 06/09/2007 06:40:18 PM
Reference No MB-070906-44717

Submitting Merchant Bank (if applicable)		
Submitting Secretarial Firm Name (if applicable)		
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Date of change	:	**29/09/2007**
* Type of change	:	**Retirement**
* Designation	:	**Director**
* Directorate	:	Executive ● **Independent & Non Executive** Non Independent & Non Executive
* Name	:	**Raja Tan Sri Muhammad Alias @ Tunku Muhammad Alias bin Raja Muhammad Ali**
* Age	:	**75**
* Nationality	:	**Malaysian**
* Qualifications	:	**B.A (Hons), AMP (Harvard), D.Sc. (Hon), D.Econ. (Hon)**
* Working experience and occupation	:	**He was the Chairman of Federal Land Development Authority prior to his retirement on 30 June 2001.**
* Directorship of public companies (if any)	:	**He is currently the Chairman of Highlands & Lowlands Berhad. He is also a director of Mayban Fortis Holdings Berhad. His directorships in other public listed companies are in Kuala Lumpur Kepong Berhad, Batu Kawan Berhad, Sime Darby Berhad and Kumpulan Guthrie Berhad.**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Maybank's shares** **Direct – 349,500**
* Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	:	● **Yes** No

Remarks :

The retirement of Raja Tan Sri Muhammad Alias will take effect upon the conclusion of Maybank's Annual General Meeting on 29 September 2007.

Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 06/09/2007 06:40:44 PM
Reference No MB-070906-45476

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Date of change	:	**29/09/2007**
* Type of change	:	**Retirement**
* Designation	:	**Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Mohammad bin Abdullah**
* Age	:	**66**
* Nationality	:	**Malaysian**
* Qualifications	:	**Member of MICPA, Member of MIA**
* Working experience and occupation	:	**He was the Chairman of Coopers & Lybrand Malaysia prior to his retirement in 1995.**
* Directorship of public companies (if any)	:	**He is currently the Chairman of Negara Properties (M) Berhad, Malaysia Rating Corporation Berhad and Labuan Reinsurance (L) Limited. His directorships in companies in the Maybank Group include Maybank International (L) Ltd and Aseambankers Malaysia Berhad. His directorships in other public companies are in Golden Hope Plantations Berhad, MIMOS Berhad, MNRB Retakaful Berhad and Malaysian Bulk Carriers Berhad.**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Maybank's shares** **Indirect – 49,500**
* Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	:	● **Yes** ○ **No**

Remarks :

The retirement of Encik Mohammad bin Abdullah will take effect upon the conclusion of Maybank's Annual General Meeting on 29 September 2007.

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by MALAYAN BANKING on 29/08/2007 05:18:37 PM
Reference No MB-070829-52542

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mohd Nazlan Mohd Ghazali**
* Designation : **Company Secretary**

---

* Entitlement date :**01/11/2007**
* Entitlement time :**05:00:00 PM**
* Entitlement subject :**Final Dividend**
* Entitlement description
  Final Dividend of 40 sen per share less tax 27%

Period of interest payment : to

Financial Year End :**30/06/2007**

Share transfer book & register of members will be closed from :**02/11/2007** to **03/11/2007**
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no
  Share Registration, Corporate & Legal Services
  14 Floor, Menara Maybank
  100 Jalan Tun Perak
  50050 Kuala Lumpur

Payment date :**15/11/2007**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**01/11/2007**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**30/10/2007**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : ○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.4**

Remarks

Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 29/08/2007 05:10:30 PM
Reference No MB-070829-38413

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mohd Nazlan Mohd Ghazali
* Designation	:	Company Secretary

Part A1 : QUARTERLY REPORT

*** Financial Year End** : 30/06/2007

*** Quarter** : 1 Qtr 2 Qtr 3 Qtr ● 4 Qtr Other

*** Quarterly report for the financial period ended** : 30/06/2007

*** The figures** : ● have been audited have not been audited

Please attach the full Quarterly Report here:

Maybank Group FS - 30 June 2007(Bursa).

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 30/06/2007

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2007	30/06/2006	30/06/2007	30/06/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,792,278	2,997,605	15,169,114	12,754,491
2	Profit/(loss) before tax	1,356,171	1,195,377	4,363,698	3,988,065
3	Profit/(loss) for the period	1,091,830	858,818	3,252,871	2,834,584

4	Profit/(loss) attributable to ordinary equity holders of the parent	1,076,642	840,624	3,178,372	2,772,418
5	Basic earnings/(loss) per share (sen)	27.69	22.15	82.58	73.57
6	Proposed/Declared dividend per share (sen)	40.00	50.00	80.00	85.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.9361	4.4427

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 [dd/mm/yyyy] RM'000
1	Gross interest income	2,922,820	2,403,291	10,856,095	8,726,961
2	Gross interest expense	1,607,892	1,230,994	5,723,172	4,246,347

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED INCOME STATEMENT
FOR THE 4TH QUARTER AND FINANCIAL YEAR ENDED 30 JUNE 2007

Group	Note	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000 (Restated)	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000 (Restated)
Continuing Operations					
Interest income	A15	2,922,820	2,403,291	10,856,095	8,726,961
Interest expense	A16	(1,607,892)	(1,230,994)	(5,723,172)	(4,246,347)
Net interest income		1,314,928	1,172,297	5,132,923	4,480,614
Income from Islamic Banking Scheme operations:					
Gross operating income		210,510	177,156	777,750	784,424
Profit equalisation reserves		(10,575)	41,149	79,817	106,718
	A27b	199,935	218,305	857,567	891,142
		1,514,863	1,390,602	5,990,490	5,371,756
Non-interest income	A17	887,089	672,802	2,914,934	2,715,983
Net income		2,401,952	2,063,404	8,905,424	8,087,739
Overhead expenses	A18	(978,850)	(871,037)	(3,788,751)	(3,206,938)
Operating Profit		1,423,102	1,192,367	5,116,673	4,880,801
Allowance for losses on loans, advances and financing	A19	(59,896)	12,289	(746,342)	(883,405)
		1,363,206	1,204,656	4,370,331	3,997,396
Share of profits in associated companies		(7,035)	(9,279)	(6,633)	(9,331)
Profit before taxation		1,356,171	1,195,377	4,363,698	3,988,065
Taxation & Zakat		(264,341)	(336,559)	(1,110,827)	(1,153,481)
Profit for the period		1,091,830	858,818	3,252,871	2,834,584
Attributable to:					
Equity holders of the parent		1,076,642	840,624	3,178,372	2,772,418
Minority Interest		15,188	18,194	74,499	62,166
		1,091,830	858,818	3,252,871	2,834,584
Earnings per share attributable to equity holders of the parent	B12				
Basic		27.69 sen	22.15 sen	82.58 sen	73.57 sen
Fully diluted		27.62 sen	22.08 sen	82.41 sen	73.29 sen

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED INCOME STATEMENT
FOR THE 4TH QUARTER AND FINANCIAL YEAR ENDED 30 JUNE 2007

Bank	Note	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000 (Restated)	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000 (Restated)
Continuing Operations					
Interest income	A15	**2,743,662**	2,209,761	**10,099,053**	8,075,947
Interest expense	A16	**(1,500,586)**	(1,105,422)	**(5,273,221)**	(3,848,681)
Net interest income		**1,243,076**	1,104,339	**4,825,832**	4,227,266
Income from Islamic Banking Scheme operations:					
Gross operating income		**208,970**	173,199	**765,724**	762,817
Profit equalisation reserves		**(11,230)**	41,719	**80,060**	96,776
	A27b	**197,740**	214,918	**845,784**	859,593
		1,440,816	1,319,257	**5,671,616**	5,086,859
Non-interest income	A17	**602,131**	469,400	**2,447,877**	2,179,355
Net income		**2,042,947**	1,788,657	**8,119,493**	7,266,214
Overhead expenses	A18	**(803,590)**	(736,346)	**(3,164,541)**	(2,784,026)
Operating Profit		**1,239,357**	1,052,311	**4,954,952**	4,482,188
Allowance for losses on loans, advances and financing	A19	**(94,054)**	(71,995)	**(803,105)**	(946,798)
Profit before taxation		**1,145,303**	980,316	**4,151,847**	3,535,390
Taxation & Zakat		**(223,984)**	(317,204)	**(1,100,386)**	(1,045,318)
Profit for the period		**921,319**	663,112	**3,051,461**	2,490,072

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED BALANCE SHEETS AS AT 30 JUNE 2007

		GROUP		BANK	
	Note	30 June 2007 RM'000	30 June 2006 RM'000 (Restated)	30 June 2007 RM'000	30 June 2006 RM'000 (Restated)
ASSETS					
Cash and short-term funds		**37,597,422**	32,035,395	**34,200,909**	27,542,452
Deposits and placements with financial institutions		**17,348,421**	4,051,409	**15,560,914**	3,010,830
Securities purchased under resale agreements		**258,772**	1,503,957	**258,772**	1,503,957
Securities portfolio	A8	**33,691,730**	33,671,391	**28,624,945**	26,839,747
Loans, advances and financing	A9	**140,864,736**	131,453,654	**136,223,498**	127,848,395
Derivative assets	A10	**394,870**	343,367	**390,406**	343,367
Other assets	A11	**3,257,377**	2,765,564	**1,833,414**	1,486,306
Investment Properties		**40,750**	21,788	**-**	-
Statutory deposits with Central Banks		**5,652,233**	3,701,824	**5,339,337**	3,515,995
Investment in subsidiary companies		**-**	-	**2,763,929**	2,714,847
Investment in associated companies		**43,601**	46,738	**40,739**	57,940
Property, plant and equipment		**1,269,703**	1,344,917	**1,074,389**	1,130,625
Intangible assets		**193,072**	58,892	**184,462**	48,873
Deferred tax assets		**1,016,730**	1,164,275	**951,526**	1,091,937
Life, general takaful and family takaful fund assets		**15,037,859**	12,120,688	**-**	-
TOTAL ASSETS		**256,667,276**	224,283,859	**227,447,240**	197,135,271
LIABILITIES					
Deposits from customers	A12	**163,676,762**	136,278,170	**149,576,055**	125,137,436
Deposits and placements of banks and other financial institutions	A13	**29,534,690**	28,707,575	**32,683,020**	28,037,862
Obligations on securities sold under repurchase agreements		**9,957,065**	12,276,138	**10,489,855**	11,217,285
Bills and acceptances payable		**2,930,070**	4,818,216	**2,922,088**	5,168,544
Derivative liabilities	A10	**656,705**	233,408	**644,860**	234,560
Other liabilities	A14	**5,089,567**	3,631,800	**3,896,973**	3,328,577
Recourse obligation on loans sold to Cagamas		**2,455,762**	3,727,458	**2,455,762**	3,727,458
Provision for taxation and zakat		**1,019,790**	1,074,402	**980,741**	1,034,310
Deferred tax liabilities		**96,810**	41,847	**-**	-
Subordinated obligations	A13	**6,344,048**	3,896,880	**6,344,048**	3,896,880
Life, general takaful and family takaful fund liabilities		**1,194,914**	684,536	**-**	-
Life, general takaful and family takaful policy holders' funds		**13,842,945**	11,436,152	**-**	-
TOTAL LIABILITIES		**236,799,128**	205,806,582	**209,993,402**	181,782,912

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED BALANCE SHEETS AS AT 30 JUNE 2007

	Note	GROUP 30 June 2007 RM'000	GROUP 30 June 2006 RM'000	BANK 30 June 2007 RM'000	BANK 30 June 2006 RM'000
SHAREHOLDERS' EQUITY					
Share capital		3,889,225	3,796,947	3,889,225	3,796,947
Reserves		15,308,431	13,071,855	13,564,613	11,555,412
		19,197,656	16,868,802	17,453,838	15,352,359
Minority Interest		670,492	608,475	-	-
Total equity		19,868,148	17,477,277	17,453,838	15,352,359
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		256,667,276	224,233,859	227,447,240	197,135,271
COMMITMENTS AND CONTINGENCIES	A24	175,392,450	130,383,443	171,957,142	128,296,116
CAPITAL ADEQUACY	A26				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		10.06%	9.98%	9.82%	9.67%
Risk-weighted capital ratio		15.14%	13.94%	14.11%	12.59%
After deducting dividend payable					
Core capital ratio:		9.43%	9.37%	9.13%	9.01%
Risk-weighted capital ratio:		14.51%	13.34%	13.42%	11.94%
Net assets per share attributable to equity holders of the parent		RM4.94	RM4.44	RM4.49	RM4.04

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2007

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Shareholders Equity RM'000	Minority Interest RM'000	Total Equity RM'000
	<==== Non Distributable						====>				
At 1 July 2006											
As previously stated	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	-	6,811,248	16,765,826	708,475	17,474,301
Prior year adjustments											
- Effects of adopting FRS 2	-	-	-	-	-	-	3,038	(3,038)	-	-	-
- Effects of adopting BNM Circular on Handling Fees								77,211	77,211		77,211
- Effects of adopting FRS128	-	-	-	-	-	-	-	25,765	25,765	(100,000)	(74,235)
At 1 July 2006 (restated)	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,911,186	16,868,802	608,475	17,477,277
- Effects of adopting FRS140								10,244	10,244		10,244
	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,921,430	16,879,046	608,475	17,487,521
Currency translation differences	-	-	-	-	-	(142,130)	-	-	(142,130)	(6,083)	(148,213)
Subsciption of new shares in subsidiaries										3,038	3,038
Acquisition of interests from minority interests									-	(39,454)	(39,454)
Unrealised net gain on revaluation of securities available-for-sale	-	-	-	-	433,067	-	-	-	433,067	30,017	463,084
Net gain/(loss) not recognised in the income statement	-	-	-	-	433,067	(142,130)	-	-	290,937	(12,482)	278,455
Net profit for the period	-	-	-	-	-	-	-	3,178,372	3,178,372	74,499	3,252,871
Total recognised income/(expense) for the year	-	-	-	-	433,067	(142,130)	-	3,178,372	3,469,309	62,017	3,531,326
Share-based payment under ESOS	-	-		-	-	-	58,190	-	58,190	-	58,190
Transfer to/from statutory reserves	-	-	(51,929)	-	-	-	-	51,929	-	-	-
Issue of ordinary shares pursuant to ESOS	92,278	797,763	-	-	-	-	-	-	890,041	-	890,041
Dividends	-	-	-	-	-	-	-	(2,098,930)	(2,098,930)	-	(2,098,930)
At 30 June 2007	3,889,225	2,935,570	3,921,988	15,250	405,588	(83,994)	61,228	8,052,801	19,197,656	670,492	19,868,148

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2007

	<==================== Non Distributable					====================>					
GROUP	**Share Capital RM'000**	**Share Premium RM'000**	**Statutory Reserve RM'000**	**Capital Reserve RM'000**	**Unrealised Holding Reserve/(Deficit) RM'000**	**Exchange Fluctuation Reserve RM'000**	**Share Option Reserves RM'000**	**Distributable Retained Profits RM'000**	**Total Shareholders Equity RM'000**	**Minority *Interest* RM'000**	**Total Equity RM'000**
At 1 July 2005											
As previously stated	3,721,053	1,501,117	3,965,468	15,250	347,170	49,238	-	7,006,035	**16,605,331**	452,444	**17,057,775**
Effects of adopting BNM Circular on Handling Fees								105,353	**105,353**	-	**105,353**
Effects of adopting FRS128	-	-	-	-	-	-	-	25,765	**25,765**	(100,000)	**(74,235)**
As restated	3,721,053	1,501,117	3,965,468	15,250	347,170	49,238	-	7,137,153	**16,736,449**	352,444	**17,088,893**
Currency translation differences	-	-	455	-	-	8,898	-	-	**9,353**	(87)	**9,266**
Reserve on consolidation	-	-	-	-	-	-	-	16,634	**16,634**	-	**16,634**
Net dilution from increased interest in subsidiaries	-	-	-	-	-	-	-	(23,298)	**(23,298)**	23,298	-
Subsciption of new shares in subsidiaries	-	-	-	-	-	-	-	-	-	297,724	**297,724**
Acquisition of interests from minority interests										(131,359)	**(131,359)**
Unrealised net (loss)/gain on revaluation of securities available-for-sale	-	-	-	-	(374,649)	-	-	-	**(374,649)**	4,289	**(370,360)**
Net gain/(loss) not recognised in the income statement	-	-	455	-	(374,649)	8,898	-	(6,664)	**(371,960)**	193,865	**(178,095)**
Net profit for the period	-	-	-	-	-	-	-	2,772,418	**2,772,418**	62,166	**2,834,584**
Total recognised income/(expense) for the year	-	-	455	-	(374,649)	8,898	-	2,765,754	**2,400,458**	256,031	**2,656,489**
Share-based payment under ESOS	-	-	-	-	-	-	3,038	-	**3,038**	-	**3,038**
Transfer to statutory reserves	-	-	7,994	-	-	-	-	(7,994)	-	-	-
Issue of ordinary shares pursuant to ESOS	75,894	636,690	-	-	-	-	-	-	**712,584**	-	**712,584**
Dividends	-	-	-	-	-	-	-	(2,983,727)	**(2,983,727)**	-	**(2,983,727)**
At 30 June 2006	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,911,186	**16,868,802**	608,475	**17,477,277**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

MALAYAN BANKING BERHAD

(3813-K)

(Incorporated In Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2007

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<==================== Non Distributable						====================>		
At 1 July 2006									
As previously stated	3,796,947	2,137,807	3,871,493	-	(21,206)	112,690	-	5,376,363	15,274,094
Prior year adjustments									
- Effects of adopting FRS 2	-	-	-	-	-	-	3,038	(1,984)	1,054
- Effects of adopting BNM Circular on Handling Fees	-	-	-	-	-	-	-	77,211	77,211
At 1 July 2006 (restated)	3,796,947	2,137,807	3,871,493	-	(21,206)	112,690	3,038	5,451,590	15,352,359
Currency translation differences	-	-	277	-	-	(104,030)		-	(103,753)
Unrealised net gain on revaluation of securities available for sale	-	-	-	-	304,470	-	-	-	304,470
Net gain/(loss) not recognised in the income statement	-	-	277	-	304,470	(104,030)	-	-	200,717
Net profit for the period	-	-	-	-	-	-	-	3,051,461	3,051,461
Total recognised income/(expense) for the year	-	-	277	-	304,470	(104,030)	-	3,051,461	3,252,178
Share-based payment under ESOS	-	-	-	-	-	-	58,190	-	58,190
Transfer to statutory reserve	-	-	18,000	-	-	-	-	(18,000)	-
Issue of ordinary shares pursuant to ESOS	92,278	797,763	-	-	-	-	-	-	890,041
Dividends								(2,098,930)	(2,098,930)
At 30 June 2007	3,889,225	2,935,570	3,889,770	-	283,264	8,660	61,228	6,386,121	17,453,838

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2007

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<==== Non Distributable						====>		
At 1 July 2005									
As previously stated	3,721,053	1,501,117	3,871,038	-	338,219	89,419	-	5,839,892	15,360,738
Effects of adopting BNM Circular on Handling Fees	-	-	-	-	-	-	-	105,353	105,353
At 1 July 2005 (restated)	3,721,053	1,501,117	3,871,038	-	338,219	89,419	-	5,945,245	15,466,091
Currency translation differences	-	-	455	-	-	23,271	-	-	23,726
Net decrease in fair value of securities	-	-	-	-	(359,425)	-	-	-	(359,425)
Net gain not recognised in the income statement	-	-	455	-	(359,425)	23,271	-	-	(335,699)
Net profit for the period	-	-	-	-	-	-	-	2,490,072	2,490,072
Total recognised income/(expense) for the year	-	-	455	-	(359,425)	23,271	-	2,490,072	2,154,373
Share-based payment under ESOS	-	-	-	-	-	-	3,038	-	3,038
Issue of ordinary shares pursuant to ESOS	75,894	636,690	-	-	-	-	-	-	712,584
Dividends	-	-	-	-	-	-	-	(2,983,727)	(2,983,727)
At 30 June 2006	3,796,947	2,137,807	3,871,493	-	(21,206)	112,690	3,038	5,451,590	15,352,359

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2007

	GROUP		BANK	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Profit before taxation	**4,363,698**	3,988,065	**4,151,847**	3,535,390
Adjustments for non-operating and non-cash items	**1,376,779**	778,875	**1,095,088**	800,707
Operating profit before working capital changes	**5,740,477**	4,766,940	**5,246,935**	4,336,097
Changes in working capital:-				
Net changes in operating assets	**(24,601,492)**	(13,050,998)	**(24,589,278)**	(12,399,076)
Net changes in operating liabilities	**26,451,724**	22,918,791	**27,494,981**	21,695,612
Tax expense and zakat paid	**(1,117,016)**	(1,313,123)	**(1,126,272)**	(1,016,708)
Net cash generated from operations	**6,473,693**	13,321,610	**7,026,366**	12,615,925
Net cash (used in)/generated from investing activities	**(238,050)**	(1,387,583)	**216,733**	(816,534)
Net cash (used in)/generated from financing activities	**38,271**	(2,334,460)	**50,753**	(2,594,458)
	(199,779)	(3,722,043)	**267,486**	(3,410,992)
Net change in cash and cash equivalents	**6,273,914**	9,599,567	**7,293,852**	9,204,933
Cash and cash equivalents at beginning of year *	**31,323,508**	22,435,828	**26,907,057**	18,337,519
Cash and cash equivalents at end of year	**37,597,422**	**32,035,395**	**34,200,909**	**27,542,452**
* Cash and cash equivalents at beginning of year				
Cash and short term funds as previously reported	**32,035,395**	22,596,444	**27,542,452**	18,479,404
Effects of foreign exchange rate changes	**(711,887)**	(160,616)	**(635,395)**	(141,885)
As restated	**31,323,508**	22,435,828	**26,907,057**	18,337,519

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006)

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issued by Bank Negara Malaysia

A1. Basis of Preparation

The audited condensed financial statements for the 4th quarter and the financial year ended 30 June 2007 of the Group and of the Bank have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The audited condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006. These explanatory notes attached to the audited condensed financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The accounting policies and methods of computation applied by the Group and the Bank are consistent with those adopted in the previous years except for the adoption of the following FRS effective from the financial periods beginning 1 July 2006:

FRS 2	Share-based Payment
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of FRS 5, 101, 102, 108, 110, 116, 121, 127, 131, 132, 133 and 136 does not result in significant changes in accounting policies of the Group. The principal effects of the changes in accounting policies resulting from the adoption of the other new and revised FRS's are discussed below:

(a) FRS 2: Share-based Payments

Prior to 1 January 2006, no compensation expense was recognised in profit or loss for share options granted. The Group and the Bank recognised an increase in share capital and share premium when the options were exercised. Upon the adoption of FRS 2, the total fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in the share option reserve within equity over the vesting period.

The Group has applied FRS 2 in accordance with its transitional provisions which allow this change in accounting policy to be applied to share options that were granted after 31 December 2004 but had not yet vested on 1 July 2006. The application is retrospective and accordingly, certain comparatives have been restated, and the effects on the balance sheets as at 30 June 2006 and income statements for the year ended 30 June 2006 are disclosed in Note A28.

A1. Basis of Preparation (contd.)

(b) FRS 101: Presentation of Financial Statements

Prior to 1 July 2006, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and equity. Upon the adoption of the revised FRS 101, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the year. A similar requirement is also applicable to the statement of changes in equity. The revised FRS 101 also requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the year, showing separately the amounts attributable to equity holders of the Bank and to minority interests.

Prior to 1 July 2006, the Group's share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group's income tax expense in the consolidated income statement. Upon the adoption of the revised FRS 101, the share of taxation of associates and jointly controlled entities accounted for using the equity method are now included in the respective shares of profit or loss reported in the consolidated income statement before arriving at the Group's profit or loss before tax.

Derivative assets and derivative liabilities have also been disclosed separately (from other financial assets and financial liabilities) in line with FRS 101.

These changes in presentation have been applied retrospectively and as disclosed in Note A28, certain comparatives have been restated. These changes in presentation has no financial impact on the Bank's financial statements.

(c) FRS 128: Investment in Associates and Interpretation Committee Interpretation 112 Consolidation – Special Purpose Entity

In prior year, Mayban Venture Capital Company Sdn Bhd ("MVCC") was treated as a subsidiary by virtue of the RM2 ordinary shares held by the Group, through its subsidiary, Mayban Ventures Sdn Bhd ("MVSB"). Funding for its operations is raised through the issuance of 150,000 units of redeemable non-convertible preference shares ("RUCPS") at RM1.00 each with a premium of RM999.00 per RUCPS. The Group, through MVSB has subscribed to approximately 33.33% of the RUCPS amounting to RM50,000,000. In the current financial year, MVCC is treated as an associate and equity accounted by the Group in accordance with FRS 128 and Interpretation Committee Interpretation 112 Consolidation – Special Purpose Entity which are effective for the Group from the financial year beginning 1 July 2006 onwards. When MVCC is equity accounted in the current year's financial statements, only the Group's share of the beneficiary interests of approximately 33.33% in the profit or loss of MVCC is recognised in the financial statements. The effects of the change in treatment of MVCC are accounted for retrospectively and are disclosed in Note A28.

(d) FRS 140: Investment Property

The adoption of this new FRS has resulted in a change in the classification of certain land and buildings owned by the life insurance business. Previously, in line with FRS 203 Life Insurance Business (formerly known as MASB Standard 18), land and buildings owned by the life insurance business are classified as investment properties, not withstanding that they are substantially occupied for use by, or in the operations of the Group.

With the adoption of FRS 140 and consequential amendment to FRS 203, owner-occupied property cannot be classified as investment property. Accordingly, land and buildings previously classified as investment properties have been reclassified and accounted for as property, plant and equipment.

A1. Basis of Preparation (contd.)

(d) FRS 140: Investment Property (contd.)

As a result of the adoption of FRS 140, investment properties which are held for rental to external parties are stated at fair value and any gain or loss arising from a change in fair value is recognised in the income statement. Prior to 1 July 2006, investment properties were stated at cost less impairment losses, if any.

The Group has applied FRS 140 in accordance with the transitional provisions. The change in accounting policy has had no impact on amounts reported for 30 June 2006 or prior periods. Instead, the changes have been accounted for by restating certain opening balances of the Group as at 1 July 2006 as disclosed below and Note A28.

	Group	
	2007	**2006**
	RM'000	**RM'000**
At 1 July 2006/2005 (as previously disclosed)	21,788	21,788
Effects of adopting FRS 140 (Note A28)		
- Transfer to property, plant and equipment, net	(273)	-
- Fair value adjustment	10,244	-
At 1 July 2006/2005, (as restated)	31,759	21,788
Fair value adjustments	9,333	-
Disposal	(373)	-
Exchange difference	31	
At 30 June 2007	40,750	21,788

(e) FRS 138: Intangible Assets

The adoption of this new FRS has resulted in a change in the classification of certain computer software. Previously, computer software used by the Group and the Bank was classified as computer and peripherals and was depreciated over their estimated useful life of four (4) years.

Upon the adoption of FRS 138, computer software which is not an integral pat of the computer hardware is classified as intangible assets and amortised over its finite useful lives ranging from 3 to 5 years. The application is retrospective and accordingly, certain comparatives have been restated. The adoption of this FRS only has effects on reclassification of balance sheet captions, which are disclosed in Note A28.

(f) BNM's Circular on Handling Fees

The adoption of BNM's Circular on Handling Fees dated 16 October 2006 resulted in the Group and the Bank capitalising the handling fees paid for originating hire purchase loans in the balance sheet and amortising the amount to the income statement over the life of the loans with retrospective effect. The amount amortised is offset against interest income earned on the hire purchase loans. Previously, such handling fees were recognised in the income statement as a reduction in interest income when incurred. The effects of the adoption of this BNM circular are set out in Note A28.

A1.1 Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving higher degree of judgement and complexity, are as follows:

(i) **Fair Value Estimation of Securities Held-for-trading (Note 8(i)), Securities Available-for-sale (Note 8(ii)) and Derivative Financial Instruments (Note A10)**

The fair value of securities and derivatives that are not traded in an active market are determined using valuation techniques based on assumptions of market conditions existing at the balance sheet date, including reference to quoted market prices and independent dealer quotes for similar securities and discounted cash flows method.

(ii) **Valuation of Investment Properties**

The measurement of the fair value for investment properties is arrived at by reference to market evidence of transaction prices for similar properties and is performed by professional independent valuers.

(iii) **Impairment of Goodwill**

The Group tests annually whether the goodwill that has an indefinite life has suffered any impairment by measuring the recoverable amount of the goodwill based on the value-in-use method, which requires the use of estimates of cash flow projections, growth rates and discount rates. Changes to the assumptions used by management, particularly the discount rate and the terminal growth rate, may significantly affect the results of the impairment.

(iv) **Impairment of Other Intangible Assets**

The Group's and the Bank's intangible assets that can be separated and sold and have a finite useful life are amortised over their estimated useful life.

The determination of the estimated useful life of these intangible assets requires the Bank's management to analyse the circumstances, the industry and market practice and also to use judgment. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the assets with its recoverable amount.

(v) **Liabilities of Insurance Business**

The actuarial estimate of future contingent policy liabilities is computed in accordance with the standards and basis prescribed under the Insurance Act and Regulations, and uses a level net premium methodology with allowances for acquisition costs through the application of a zilmer or full preliminary term adjustments, whichever produces higher reserves.

For general claims, reserve is made upon notification of a new claim where the potential liability will be assessed based on information available. Where little or no information is available, a "blind" reserve will be used. The blind reserves are based on class of business and are reviewed annually in line with Bank Negara Malaysia guidelines. As and when more information becomes available regarding a claim, the reserve is amended accordingly.

A1.1 Significant Accounting Estimates and Judgments (contd.)

(vi) Deferred Tax and Incomes Taxes

The Group and the Bank is subject to income taxes in many jurisdictions and significant judgment is required in estimating the provision for income taxes. There are many transactions and interpretations of tax law for which the final outcome will not be established until some time later. Liabilities for taxation are recognized based on estimates of whether additional taxes will be payable. The estimation process includes seeking expert advice where appropriate. Where the final liability for taxation is different from the amounts that were initially recorded, the differences will affect the income tax and deferred tax provisions in the period in which the estimate is revised or the final liability is established.

(vii) Allowances for Bad and Doubtful Debts

The Group and Bank review the doubtful loans, advances and financing at each reporting date to assess whether allowances for impairment should be recorded in the financial statements. In particular, judgement is required in the identification of doubtful loans and the estimation of realisation amount from the doubtful loans when determining the level of allowance required.

The Group and Bank have adopted certain criteria in the identification of doubtful loans, which include classifying loans as non-performing when repayments are in arrears for more than three (3) months (one (1) month after maturity date for trade bills, bankers' acceptances and trust receipts). Specific allowances for doubtful loans are provided after taking into consideration of the values assigned to collateral. The values assigned to collateral are estimated based on market value and/or forced sales value, as appropriate and conforms to BNM guidelines. In addition to the specific allowances made, the Group and Bank also make general allowance against exposure not specifically identified based on a certain percentage of total risk-weighted assets for credit risk. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

A2. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2006 was not qualified.

A3. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the 4th quarter ended 30 June 2007.

A4. Unusual Items Due to Their Nature, Size or Incidence

During the year ended 30 June 2007, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank, other than the following:

i) The inclusion of the assets and liabilities of Kewangan Bersatu Berhad ("KBB"), which was acquired on 30 September 2006. The acquisition of KBB resulted in an excess of the Group's interest in the net fair value of KBB's identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, of RM36.5 million. In accordance with FRS 3, this excess was recognised immediately in the income statement.

ii) The granting of 42.9 million options to employees under the Maybank Group Employee Share Option Scheme ("ESOS"), that necessitate an additional charge of RM58.2 million and RM50.5 million to the income statement the Group and the Bank respectively, as ESOS compensation cost on the total options that have vested and become exercisable as of 30 June 2007 and options vested over a period including the twelve months ended 30 June 2007.

A5. Changes in Estimates

There were no material changes in estimates during the quarter ended 30 June 2007.

A6. Changes in Debt and Equity Securities

Save as disclosed below, there were no issuances, cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

The issued and paid-up share capital of the Bank was increased from RM3,769,947,321 as at 30 June 2006 to RM3,889,224,521 as at 30 June 2007, from the issuance of 92,277,200 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS) at the following option prices:

Number of shares issued:	Option price per share
45,118,700	RM 9.23
7,980,400	RM 9.87
10,000	RM10.58
16,300,300	RM 9.92
22,867,800	RM10.19

A7. Dividends Paid

The bank paid the following dividends during the year:

a) A final dividend of 35.0 sen per share less 28% income tax for the financial year ended 30 June 2006, amounting to RM964,662,910 was paid on 15 November 2006.

b) An interim dividend of 40.0 sen per share less 27% income tax for the financial year ended 30 June 2007, amounting to RM1,134,267,436 was paid on 26 April 2007.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A8. Securities Portfolio

	Note	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
Securities held-for-trading	(i)	**2,032,634**	477,698	**1,447,227**	476,976
Securities available-for-sale	(ii)	**29,124,704**	27,395,434	**25,213,654**	23,093,904
Securities held-to-maturity	(iii)	**2,534,392**	5,798,259	**1,964,064**	3,268,867
		33,691,730	33,671,391	**28,624,945**	26,839,747

A8. (i) Securities Held-for-trading

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
At Fair value				
Money Market Instruments:-				
Malaysian Government Treasury Bills	**52,997**	21,800	**52,997**	21,800
Bank Negara Malaysia Bills and Notes	**867,578**	225,343	**867,578**	225,343
Bankers' Acceptances and Islamic Accepted Bills	**-**	722	**-**	-
Total Money Market Instruments	**920,575**	247,865	**920,575**	247,143
Unquoted securities:				
Foreign Private Debt Securities	**526,652**	229,833	**526,652**	229,833
Private and Islamic Debt Securities in Malaysia	**585,407**	-	**-**	-
	1,112,059	229,833	**526,652**	229,833
Total securities held-for-trading	**2,032,634**	477,698	**1,447,227**	476,976

A8. (ii) Securities Available-for-sale

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
At Fair value, or cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	**3,034,542**	3,264,639	**2,377,960**	2,452,659
Cagamas Bonds	**748,781**	2,012,688	**462,758**	1,600,531
Foreign Government Securities	**3,261,092**	2,257,642	**3,198,175**	2,208,481
Malaysian Government Treasury Bills	**35,580**	127,500	**35,580**	127,500
Malaysian Government Investment Issues	**3,873,649**	1,822,126	**3,718,743**	1,695,199
Foreign Government Treasury Bills	**652,052**	759,497	**529,286**	667,404
Negotiable Instruments of Deposits	**2,288,651**	1,005,152	**2,676,010**	1,495,850
Bankers' Acceptances and Islamic Accepted Bills	**3,198,835**	4,106,895	**3,198,835**	4,106,895
Khazanah Bonds	**929,845**	733,163	**734,194**	555,579
Bank Negara Malaysia Sukuk Ijarah Bonds	**40,072**	199,403	**40,072**	199,403
Foreign Certificates of Deposits	**230,539**	77,572	**-**	-
Total Money Market Instruments	**18,293,638**	16,366,277	**16,971,613**	15,109,501

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A8. Securities Portfolio (contd)

A8. (ii) Securities Available-for-sale (contd)

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	631,387	548,495	267,733	162,952
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	164,184	56,744	104,342	25,580
	795,571	605,239	372,075	188,532
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	807,028	739,303	545,617	459,549
Shares, trust units and loan stocks outside Malaysia	23,743	10,084	13,747	6,219
Private and Islamic Debt Securities in Malaysia	4,477,735	4,557,044	3,002,583	2,576,144
Malaysian Government Bonds	296,849	317,446	296,849	317,446
Foreign Government Bonds	79,367	-	-	-
Foreign Islamic and Private Debt Securities	3,837,974	4,254,122	3,584,803	3,982,741
Credit Linked Notes	426,367	453,772	426,367	453,772
Malaysia Global Sukuk	86,432	92,137	-	-
Others	-	10	-	-
	10,035,495	10,423,918	7,869,966	7,795,871
Total securities available-for-sale	29,124,704	27,395,434	25,213,654	23,093,904

A8. (iii) Securities Held-To-Maturity

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
At Amortised cost less impiarment losses				
Money market instruments:-				
Malaysian Government Securities	1,025,981	2,201,298	1,025,422	2,088,881
Cagamas Bonds	224,057	504,342	212,299	222,347
Foreign Government Securities	207,572	273,674	-	1,286
Malaysian Government Investment Issues	80	183,904	-	183,904
Khazanah Bonds	-	4,925	-	2,496
Bankers' acceptances and Islamic accepted bills	-	920,427	-	-
Negotiable Instruments of Deposits	-	70,000	-	-
Total Money Market Instruments	1,457,690	4,158,570	1,237,721	2,498,914
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	547,977	1,067,618	197,627	197,900
Malaysian Government Bonds	45,139	48,150	45,139	48,150
Foreign Government Bonds	9	18	-	-
Foreign Islamic and Private Debt Securities	327,973	359,994	327,973	359,994
Credit Linked Note	172,725	183,800	172,725	183,800
Others	2,044	2,044	2,044	2,044
	1,095,867	1,661,624	745,508	791,888
Accumulated impairment losses	(19,165)	(21,935)	(19,165)	(21,935)
Total securities held-to-maturity	2,534,392	5,798,259	1,964,064	3,268,867

A9. Loans, Advances and Financing

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
Overdrafts	**13,801,836**	13,565,214	**13,766,775**	13,533,809
Term loans				
- Housing loans/financing	**26,980,875**	25,906,418	**26,850,921**	25,556,944
- Syndicated loan/financing	**9,954,678**	6,497,354	**7,559,442**	5,058,608
- Hire purchase receivables	**26,121,500**	22,926,152	**26,121,500**	22,924,768
- Lease receivables	**7,954**	22,697	**7,954**	14,477
- Other loans/financing	**41,358,326**	39,380,762	**39,359,046**	37,900,942
Credit card receivables	**2,871,567**	2,300,567	**2,871,567**	2,300,567
Bills receivable	**1,543,665**	1,174,201	**1,511,273**	1,159,709
Trust receipts	**2,969,625**	2,704,954	**2,896,203**	2,703,879
Claims on customers under acceptance credits	**8,434,367**	7,846,537	**8,439,619**	7,815,683
Loans/financing to banks and other financial institutions	**10,289,507**	11,410,876	**10,289,507**	11,409,931
Revolving credits	**13,360,174**	14,811,275	**13,259,610**	14,456,194
Staff loans	**986,795**	954,673	**932,025**	899,137
Housing loans to				
- Executive directors of the Bank	**123**	374	**123**	374
- Executive directors of subsidiaries	**1,719**	960	**1,719**	960
Others	**180,919**	236,154	**-**	-
	158,863,630	149,740,168	**153,867,284**	145,735,982
Unearned interest and income	**(11,366,360)**	(11,861,142)	**(11,334,154)**	(11,823,254)
Gross loans, advances and financing	**147,497,270**	137,879,026	**142,533,130**	133,912,728
Allowances for bad and doubtful debts and financing:				
- specific	**(3,875,219)**	(4,010,299)	**(3,696,358)**	(3,805,936)
- general	**(2,757,315)**	(2,415,073)	**(2,613,274)**	(2,258,397)
Net loans, advances and financing	**140,864,736**	131,453,654	**136,223,498**	127,848,395

(i) By type of customer

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
Domestic operations:				
Domestic non-bank financial institutions				
- Stockbroking companies	**163,268**	131,896	**163,088**	131,896
- Others	**9,758,406**	10,820,402	**9,748,355**	10,823,065
Domestic business enterprise				
- Small and medium enterprise	**23,457,406**	23,321,481	**23,464,107**	23,292,469
- Others	**21,390,132**	19,733,316	**21,272,776**	19,563,712
Government and statutory bodies	**222,050**	1,050,597	**222,050**	1,047,931
Individuals	**53,329,288**	50,252,687	**53,274,983**	50,048,025
Other domestic entities	**202,020**	215,094	**46,398**	212,128
Foreign entities	**381,348**	314,546	**361,569**	261,178
Total domestic operations	**108,903,918**	105,840,019	**108,553,326**	105,380,404

A9. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Overseas operations:				
Singapore	**28,042,055**	24,283,980	**28,042,055**	24,283,980
Hong Kong SAR	**2,174,984**	1,528,711	**2,174,984**	1,528,711
United States of America	**1,218,424**	874,081	**1,218,424**	874,081
People's Republic of China	**696,326**	518,916	**696,326**	518,916
Vietnam	**391,445**	338,886	**391,445**	338,886
United Kingdom	**866,331**	566,768	**866,332**	566,768
Brunei	**163,049**	197,275	**163,049**	197,275
Cambodia	**104,195**	51,236	**104,195**	51,236
Bahrain	**322,994**	172,471	**322,994**	172,471
Labuan offshore	**3,813,701**	2,932,332	-	-
Philippines	**682,381**	506,555	-	-
Indonesia	**87,813**	40,204	-	-
Papua New Guinea	**29,654**	27,592	-	-
	38,593,352	32,039,007	**33,979,804**	28,532,324
Gross loans, advances and financing	**147,497,270**	137,879,026	**142,533,130**	133,912,728

(ii) By interest/profit rate sensitivity

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
Fixed rate				
- Housing loans/financing	**11,047,846**	12,991,134	**10,860,914**	12,847,935
- Hire purchase receivables	**21,898,806**	19,992,510	**21,731,957**	19,980,718
- Other fixed rate loans/financing	**14,332,124**	16,510,789	**14,199,453**	16,267,590
Variable rate				
- Base lending rate plus	**53,682,867**	46 576,057	**53,614,209**	46,302,114
- Cost plus	**14,442,609**	12 216,671	**14,249,846**	12,152,482
- Other variable rates	**32,093,018**	29 591,865	**27,876,751**	26,361,889
Gross loans, advances and financing	**147,497,270**	137,879,026	**142,533,130**	133,912,728

(ii) Total loans by economic purpose

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Domestic operations:				
Purchase of securities	**9,336,069**	8,605,303	**9,114,564**	8,444,064
Purchase of transport vehicles	**13,864,267**	12,549,834	**13,855,560**	12,545,752
- less Islamic loans sold to Cagamas	**(787,228)**	(1,127,571)	**(787,228)**	(1,127,571)
Purchase of landed properties				
- residential	**24,621,251**	24,462,017	**24,577,064**	24,429,998
- non-residential	**6,305,032**	6,774,708	**6,304,373**	6,773,961
- less Islamic housing loans sold to Cagamas	**(408,915)**	(448,185)	**(408,915)**	(448,185)
Purchase of fixed assets (exclude landed properties)	**3,363**	176,229	**3,363**	174,356
Personal use	**3,138,004**	3,030,492	**3,138,044**	3,030,331
Credit card	**2,631,699**	1,774,126	**2,631,699**	1,774,126
Purchase of consumer durables	**50,335**	22,008	**50,301**	21,979
Construction	**5,547,948**	5,885,779	**5,546,112**	5,788,199
Working capital	**43,352,731**	43,307,742	**43,357,532**	43,305,810
Others	**1,249,360**	827,537	**1,170,857**	667,584
Total domestic operations	**108,903,916**	105,840,019	**108,553,326**	105,380,404

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Overseas operations:				
Singapore	**28,042,055**	24,283,980	**28,042,055**	24,283,980
Hong Kong SAR	**2,174,984**	1,528,711	**2,174,984**	1,528,711
United States of America	**1,218,424**	874,081	**1,218,424**	874,081
People's Republic of China	**696,326**	518,916	**696,326**	518,916
Vietnam	**391,445**	338,886	**391,445**	338,886
United Kingdom	**866,332**	566,768	**866,332**	566,768
Brunei	**163,049**	197,275	**163,049**	197,275
Cambodia	**104,195**	51,236	**104,195**	51,236
Bahrain	**322,995**	172,471	**322,994**	172,471
Labuan Offshore	**3,813,701**	2,932,332	-	-
Philippines	**682,381**	506,555	-	-
Indonesia	**87,813**	40,204	-	-
Papua New Guinea	**29,654**	27,592	-	-
	38,593,354	32,039,007	**33,979,804**	28,532,324
Gross loans, advances and financing	**147,497,270**	137,879,026	**142,533,130**	133,912,728

(iii) Non-performing loans by economic purpose

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Domestic operations:				
Purchase of securities	**339,314**	366,021	**272,047**	308,215
Purchase of transport vehicles	**137,861**	182,675	**137,394**	182,498
Purchase of landed properties				
- residential	**2,584,797**	2,768,097	**2,582,761**	2,766,863
- non-residential	**473,242**	588,347	**473,242**	588,347
Purchase of fixed assets (exclude landed properties)	**9,625**	12,855	**9,625**	12,855
Personal use	**258,919**	276,576	**258,919**	276,576
Credit card	**42,902**	33,937	**42,902**	33,937
Purchase of consumer durables	**1,299**	1,275	**1,299**	1,275
Construction	**678,537**	907,956	**678,537**	890,152
Working capital	**2,619,262**	2,715,483	**2,619,262**	2,697,411
Others	**477,892**	341,802	**458,908**	323,182
Total domestic operations	**7,623,650**	8,195,024	**7,534,896**	8,081,311
Overseas operations:				
Singapore	**408,636**	574,548	**408,636**	574,548
Hong Kong SAR	**33,927**	31,341	**33,927**	31,341
Brunei	**37,378**	36,644	**37,378**	36,644
Vietnam	**27,738**	17,806	**27,738**	17,806
People's Republic of China	**8,514**	12,133	**8,514**	12,133
Cambodia	**3,584**	3,814	**3,584**	3,814
Labuan Offshore	**52,653**	274,683	-	-
Papua New Guinea	**3,223**	5,006	-	-
Philippines	**58,911**	58,566	-	-
Indonesia	-	2,373	-	-
	634,564	1,016,914	**519,777**	676,286
	8,258,214	9,211,938	**8,054,673**	8,757,597

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Loans, Advances and Financing (contd)

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
At beginning of the year	**9,211,938**	9,609,580	**8,757,597**	8,991,886
Non-performing during the year	**4,506,633**	5,495,459	**4,470,979**	5,452,229
Reclassified as performing	**(3,004,543)**	(2,850,207)	**(2,853,189)**	(2,808,657)
Acquisition of subsidaries	**-**	1,051	**-**	-
Acquisition of businesses of KBB and AMEX	**77,008**	-	**77,008**	-
Transfer from subsidiaries	**-**	-	**22,554**	1,119
Recovered	**(1,249,091)**	(2,010,281)	**(1,173,286)**	(1,945,499)
Amount written off	**(1,233,023)**	(1,069,805)	**(1,211,814)**	(980,528)
Converted to securities	**(63,799)**	(18,824)	**(63,798)**	(17,827)
Exchange differences and expenses debited	**13,091**	54,966	**28,622**	64,874
At end of the year	**8,258,214**	9,211,938	**8,054,673**	8,757,597
Less: Specific allowance	**(3,875,219)**	(4,010,299)	**(3,696,358)**	(3,805,936)
Net non-performing loans, advances and financing	**4,382,995**	5,201,639	**4,358,315**	4,951,661
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	**3.03%**	3.84%	**3.11%**	3.76%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
Specific Allowance				
At beginning of the year	**4,010,299**	3,541,718	**3,805,936**	3,249,740
Allowance made during the year	**1,733,021**	2,203,167	**1,687,783**	2,121,737
Amount written back in respect of recoveries	**(584,810)**	(640,065)	**(569,397)**	(557,170)
Acquisition of subsidaries	**-**	548	**-**	1,119
Acquisition of businesses of KBB and AMEX	**50,709**	-	**50,709**	-
Amount written off	**(1,233,023)**	(1,054,184)	**(1,211,814)**	(979,826)
Transfer to general allowance	**(32,724)**	(12,683)	**(9,812)**	(5,114)
Transferred to impairment lossess in value of securities	**(8,488)**	(12,769)	**(8,488)**	(12,536)
Transfer to restructured/rescheduled loans	**(39,055)**	(21,390)	**(33,765)**	(21,390)
Exchange differences	**(20,710)**	5,957	**(14,794)**	9,376
At end of the year	**3,875,219**	4,010,299	**3,696,358**	3,805,936

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows

	Group 30 June 2007 RM'000	Group 30 June 2006 RM'000	Bank 30 June 2007 RM'000	Bank 30 June 2006 RM'000
General Allowance				
At beginning of the year	**2,415,073**	2,810,356	**2,258,397**	2,596,076
Allowance made during the year	**361,053**	18,015	**343,381**	-
Amount written back	**(41,802)**	(425,182)	**-**	(345,278)
Acquisition of business of KBB	**3,419**	-	**3,419**	-
Transfer from subsidiaries	**-**	-	**5,352**	
Transfer from specific allowance	**32,724**	12,683	**9,812**	5,114
Exchange differences	**(13,152)**	(799)	**(7,087)**	2,485
At end of the year	**2,757,315**	2,415,073	**2,613,274**	2,258,397
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance)	**1.90%**	1.78%	**1.87%**	1.72%

A10. Derivative Financial Instruments

	2007		
	Contract/ Notional Amount RM'000	Fair Value Assets RM'000	Fair Value Liabilities RM'000
Group			
Foreign exchange contracts			
Currency forward	7,578,117	62,594	(40,729)
Currency swaps	43,057,186	68,670	(368,587)
Options	920,279	4,615	(4,498)
	51,555,582	135,879	(413,814)
Interest rate related contracts			
Interest rate swaps	29,582,852	258,991	(242,891)
Total derivatives assets/(liabilities)		394,870	(656,705)

	2006		
	Contract/ Notional Amount RM'000	Fair Value Assets RM'000	Fair Value Liabilities RM'000
Group			
Foreign exchange contracts			
Currency forward	7,675,369	104,925	(63,108)
Currency swaps	19,151,437	105,339	(154,531)
Options	111,280	58	(57)
	26,938,086	210,322	(217,696)
Interest rate related contracts			
Interest rate swaps	23,325,373	133,045	(15,712)
Total derivatives assets/(liabilities)		343,367	(233,408)

A10. Derivative Financial Instruments (Contd)

	2007		
	Contract/ Notional Amount RM'000	Fair Value Assets RM'000	Fair Value Liabilities RM'000
Bank			
Foreign exchange contracts			
Currency forward	7,578,117	62,594	(40,729)
Currency swaps	43,057,426	68,670	(368,587)
Options	920,279	4,615	(4,498)
	51,555,822	135,879	(413,814)
Interest rate related contracts			
Interest rate swaps	29,034,969	254,527	(231,046)
Total derivatives assets/(liabilities)		390,406	(644,860)

	200		
	Contract/ Notional Amount RM'000	Fair Value Assets RM'000	Fair Value Liabilities RM'000
Bank			
Foreign exchange contracts			
Currency forward	7,675,369	74,731	(42,925)
Currency swaps	18,990,829	73,039	(106,553)
Options	111,280	58	(57)
	26,777,478	147,828	(149,535)
Interest rate related contracts			
Interest rate swaps	22,892,618	195,539	(85,025)
Total derivatives assets/(liabilities)		343,367	(234,560)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A11. Other Assets

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Interest receivables	813,824	731,940	719,037	614,254
Prepayments and deposits	304,667	185,997	291,846	182,604
Other debtors	1,953,841	1,631,637	765,715	649,946
Tax Recoverable	123,155	117,688	-	-
Foreclosed properties	61,890	98,302	56,816	39,502
	3,257,377	2,765,564	1,833,414	1,486,306

A12. Deposits from Customers

	Group 30 June 2007	Group 30 June 2006	Bank 30 June 2007	Bank 30 June 2006
Fixed deposits and negotiable instruments of deposits				
- One year or less	101,012,633	86,201,236	87,798,019	73,210,413
- More than one year	3,450,037	1,727,567	3,160,018	1,652,856
Savings deposits	27,842,616	24,021,246	27,398,458	23,746,361
Demand deposits	30,890,786	24,310,544	30,738,870	26,510,229
Structured deposits*	480,690	17,577	480,690	17,577
	163,676,762	136,278,170	149,576,055	125,137,436

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option and commodity-linked time deposits

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Business enterprises	63,413,067	52,321,269	52,266,805	43,459,322
Individuals	82,080,948	69,438,413	81,441,707	68,952,814
Government and statutory bodies	8,030,787	7,050,900	7,780,128	6,774,985
Others	10,151,960	7,167,588	8,087,415	5,950,315
	163,676,762	136,278,170	149,576,055	125,137,436

A13. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group 30 June 2007	Group 30 June 2006	Bank 30 June 2007	Bank 30 June 2006
Licensed banks	23,815,084	21,382,459	26,963,414	21,186,629
Licensed finance companies	222,632	544,973	222,632	544,973
Licensed merchant banks	986,631	606,775	986,631	606,775
Other financial institutions	4,510,343	6,173,368	4,510,343	5,699,485
	29,534,690	28,707,575	32,683,020	28,037,862
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	24,651,295	26,193,939	27,804,605	25,530,042
- More than one year	4,883,395	2,513,636	4,878,415	2,507,820
	29,534,690	28,707,575	32,683,020	28,037,862
Subordinated obligations				
Unsecured				
- less than one year	-	-	-	-
- more than one year	[1] 6,344,048	[1] 3,896,880	[1] 6,344,048	[1] 3,896,880

[1] Includes Subordinated Notes of USD380 million.

A14. Other Liabilities

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Interest/Profit payable	**1,166,598**	845,346	**1,122,645**	823,098
Provision for outstanding claims	**429,786**	412,667	**-**	-
Unearned premium reserves	**275,816**	284,766	**-**	-
Profit Equalisation Reserves	**64,205**	144,111	**61,768**	141,828
Provisions and accruals	**976,262**	730,316	**863,474**	664,800
Due to brokers and clients	**389,751**	156,236	**-**	-
Deposits and other creditors	**1,787,149**	1,058,358	**1,849,086**	1,698,851
	5,089,567	3,631,800	**3,896,973**	3,328,577

A15. Interest Income

	4th Quarter Ended		Financial Year Ended	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,734,172**	1,577,526	**6,809,672**	5,916,142
- Recoveries from NPL	**97,277**	86,326	**366,340**	348,393
Money at call and deposit placements with financial institutions	**660,896**	356,298	**2,014,994**	1,167,792
Securities purchased under resale agreements	**3,331**	6,306	**18,283**	22,512
Securities held-for-trading	**149,619**	67,140	**415,048**	189,932
Securities available-for-sale	**236,743**	302,994	**1,116,992**	1,083,778
Securities held-to-maturity	**61,344**	42,315	**225,075**	119,832
	2,943,382	2,438,905	**10,966,404**	8,848,381
Amortisation of premium less accretion of discounts	**(8,779)**	(21,063)	**(53,029)**	(59,091)
Net interest/income clawed back/suspended	**(11,783)**	(14,551)	**(57,280)**	(62,329)
	2,922,820	2,403,291	**10,856,095**	8,726,961
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,663,414**	1,523,325	**6,522,082**	5,678,384
- Recoveries from NPL	**85,709**	80,852	**347,299**	339,048
Money at call and deposit placements with financial institutions	**615,217**	291,816	**1,854,075**	1,030,994
Securities purchased under resale agreements	**1,394**	7,550	**15,103**	22,512
Securities held-for-trading	**141,624**	60,865	**392,215**	171,640
Securities available-for-sale	**227,248**	249,188	**930,499**	914,664
Securities held-to-maturity	**31,968**	29,390	**154,212**	39,088
	2,766,574	2,242,986	**10,215,485**	8,196,330
Amortisation of premium less accretion of discounts	**(11,129)**	(18,725)	**(59,152)**	(58,200)
Net interest/income clawed back/suspended	**(11,783)**	(14,500)	**(57,280)**	(62,183)
	2,743,662	2,209,761	**10,099,053**	8,075,947

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A16. Interest Expense

	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000
Group				
Deposits and placements of banks and other financial institutions	**377,641**	420,264	**1,271,933**	1,115,669
Deposits from customers	**1,150,893**	740,685	**4,186,470**	2,808,991
Loans sold to Cagamas	**26,639**	39,219	**129,434**	179,714
Floating rate certificates of deposits	**6,321**	4,584	**25,395**	9,742
Subordinated notes	**33,117**	21,293	**96,382**	101,331
Subordinated bonds	**12,986**	4,250	**12,986**	30,122
Others	**295**	699	**572**	778
	1,607,892	1,230,994	**5,723,172**	4,245,347
Bank				
Deposits and placements of banks and other financial institutions	**374,894**	283,951	**1,245,967**	865,039
Deposits from customers	**1,041,458**	752,125	**3,757,609**	2,662,654
Loans sold to Cagamas	**26,639**	39,219	**129,434**	179,714
Floating rate certificates of deposits	**6,321**	4,584	**25,395**	9,742
Subordinated notes	**33,117**	21,293	**96,382**	101,331
Subordinated bonds	**12,986**	4,250	**12,986**	30,122
Others	**5,171**	-	**5,448**	79
	1,500,586	1,105,422	**5,273,221**	3,848,681

A17. Non-interest Income

	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000
Group				
(a) *Fee income:*				
Commission	**181,853**	108,465	**669,538**	503,534
Service charges and fees	**140,190**	136,403	**592,203**	521,062
Guarantee fees	**23,126**	20,137	**93,570**	84,537
Underwriting fees	**3,748**	3,280	**12,700**	3,280
Brokerage income	**24,767**	14,350	**83,052**	46,931
Other fee income	**11,237**	(7,364)	**36,853**	35,775
	384,921	275,271	**1,487,916**	1,195,119
(b) Gain/loss arising from sale of securities:				
Net gain from securities held-for-trading.	**(12,696)**	(21,232)	**(4,003)**	(10,069)
Net gain from securities available-for-sale	**80,891**	25,183	**272,632**	245,161
Net loss from redemption of securities held-to-maturity	**-**	(30)	**(269)**	(30)
	68,195	3,921	**268,360**	235,062
(c) Gross dividend from:				
Securities portfolio	**13,986**	7,747	**36,079**	24,581
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	**33,901**	56,425	**(74,408)**	284,896
Write back of /(Provision for) impairment losses in securities, net	**10,810**	(34,671)	**28,769**	(10,315)
	44,711	21,754	**(45,639)**	274,581
(e) Other income:				
Foreign exchange profit	**116,387**	106,915	**362,785**	387,417
Net premiums written	**101,827**	107,492	**470,485**	360,470
Rental Income	**5,679**	2,148	**17,956**	16,500
Gains on disposal of property, plant and equipment	**527**	2,238	**1,397**	21,301
Gain on disposal of foreclosed properties	**2,799**	70	**3,688**	15,931
Net gain from sale of subsidiary company	**-**	-	**456**	-
Others	**148,057**	145,246	**311,451**	185,021
	375,276	364,109	**1,168,218**	986,640
Total non-interest income	**887,089**	672,802	**2,914,934**	2,715,983

A17. Non-interest Income (contd)

Bank	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000
(a) Fee income:				
Commission	180,489	143,461	662,300	532,479
Service charges and fees	146,179	117,595	551,206	454,463
Guarantee fees	23,021	20,076	92,910	84,068
Underwriting fees	2,844	696	4,638	696
Other fee income	8,686	3,568	24,043	21,298
	361,219	285,396	1,335,097	1,093,004
(b) Gain/(loss) arising from sale of securities:				
Net (loss)/gain from securities held-for trading	(18,062)	(10,725)	(25,054)	(15,989)
Net gain from securities available-for-sale	56,753	11,311	203,180	177,457
Net loss from redemption of securities held-to-maturity	-	-	(238)	-
	38,691	586	177,888	161,468
(c) Gross dividend income from:				
Securities portfolio	9,126	2,295	18,048	11,468
Subsidiary companies	17,053	5,348	392,774	80,711
	26,179	7,643	410,822	92,179
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	51,300	56,182	(63,571)	298,107
Write back of /(Provision for) impairment losses in securities, net	(15,561)	(19,990)	7,128	16,348
	35,739	36,192	(56,443)	314,455
(e) Other income:				
Foreign exchange profit	108,620	102,178	343,469	368,500
Rental Income	3,254	3,212	14,876	15,432
Gain on disposal of property and equipment (net)	23	2,202	175	20,031
Gain on disposal of foreclosed properties	1,645	-	1,645	14,905
Net gain from sale of subsidiaries	-	-	82,376	-
Net gain from sale of associates	-	-	-	4,320
Others	26,761	31,991	137,972	95,061
	140,303	139,583	580,513	518,249
Total non-interest income	602,131	469,400	2,447,877	2,179,355

A18. Overhead Expenses

Group	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000
Personnel costs	450,380	422,719	1,759,179	1,553,759
- Salaries, allowances and bonuses	344,219	316,914	1,317,832	1,191,605
- Pension costs	49,166	45,251	192,070	173,930
- Others	56,995	60,554	249,277	188,224
Establishment costs	169,947	162,838	662,846	584,454
- Depreciation	46,285	43,408	146,885	156,068
- Rental of leasehold land and premises	17,953	18,220	65,588	62,498
- Repairs and maintenance of property and equipment	15,992	26,191	68,938	71,279
- Information technology expenses	76,759	71,587	305,211	252,339
- Others	12,958	3,432	76,224	42,270
Marketing expenses	66,802	49,508	316,771	255,779
- Advertisement and publicity	48,771	49,172	242,610	208,164
- Others	18,031	336	74,161	47,615
Administration and general expenses	291,721	235,972	1,049,955	812,946
- Fees and brokerage	112,514	85,386	361,575	278,640
- Administrative expenses	63,784	59,349	223,587	212,390
- General expenses	55,731	48,409	183,800	141,999
- Claims incurred	55,976	65,012	249,559	167,329
- Others	3,716	(22,184)	31,434	12,588
	978,850	871,037	3,788,751	3,206,938

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A18. Overhead Expenses (contd)

	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000
Bank				
Personnel costs	**398,777**	387,534	**1,573,543**	1,420,590
- Salaries, allowances and bonuses	**307,370**	291,407	**1,187,083**	1,097,198
- Pension costs	**44,381**	42,149	**175,004**	161,782
- Others	**47,026**	53,978	**211,456**	161,610
Establishment costs	**145,560**	149,145	**595,356**	531,017
- Depreciation	**37,017**	36,282	**129,427**	137,160
- Rental of leasehold land and premises	**14,268**	16,674	**58,518**	59,423
- Repairs and maintenance of property and equipment	**14,548**	22,811	**60,428**	61,529
- Information technology expenses	**69,405**	70,432	**285,334**	242,113
- Others	**10,322**	2,946	**61,649**	30,792
Marketing expenses	**51,503**	39,949	**260,060**	217,132
- Advertisement and publicity	**34,796**	34,776	**189,981**	172,571
- Others	**16,707**	5,173	**70,079**	44,561
Administration and general expenses	**207,750**	159,718	**735,582**	615,287
- Fees and brokerage	**100,865**	86,770	**335,272**	271,641
- Administrative expenses	**54,447**	48,572	**199,971**	195,984
- General expenses	**46,114**	41,649	**172,095**	136,321
- Others	**6,324**	(17,273)	**28,244**	11,341
	803,590	736,346	**3,164,541**	2,784,026

A19. Allowance for Losses on Loans, Advances and Financing

	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	**133,933**	(499,913)	**319,251**	(407,167)
- specific allowance	**462,692**	713,307	**1,733,021**	2,203,167
- specific allowance written back	**(127,561)**	(150,852)	**(584,810)**	(640,065)
Bad debts and financing written off	**13,728**	(136,316)	**18,411**	8,190
Bad debts and financing recovered	**(424,546)**	58,548	**(733,081)**	(283,657)
Provision/(write back) for other debts	**1,650**	2,937	**(6,450)**	2,937
	59,896	(12,289)	**746,342**	883,405
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	**150,328**	(435,423)	**343,381**	(345,278)
- specific allowance	**451,464**	713,753	**1,687,783**	2,121,737
- specific allowance written back	**(117,783)**	(121,326)	**(569,397)**	(557,170)
Bad debts and financing written off	**13,782**	(127,336)	**18,364**	3,110
Bad debts and financing recovered	**(403,737)**	42,327	**(677,026)**	(275,601)
	94,054	71,995	**803,105**	946,798

A20. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000
REVENUE AND EXPENSES												
Revenue												
External revenue	13,902,381	11,820,760	471,058	449,965	761,211	429,993	44,662	53,773	-	-	15,179,312	12,754,491
Inter-segment revenue	585,856	312,529	302,953	54,016	171,278	146,553	774,913	27,573	(1,835,000)	(540,671)	-	-
Total revenue	14,488,237	12,133,289	774,011	503,981	932,489	576,546	819,575	81,346	(1,835,000)	(540,671)	15,179,312	12,754,491
Segment results												
Operating profit	5,006,288	4,558,058	443,570	189,948	457,526	339,102	797,583	27,791	(1,588,294)	(234,098)	5,116,673	4,880,801
Loan loss and provision	(793,563)	(898,988)	47,282	16,620	(40)	76	(21)	(1,113)		-	(746,342)	(883,405)
Share of results of associates	-	-	-	-	-	-	(6,633)	(9,331)	-	-	(6,633)	(9,331)
Profit before taxation	4,212,725	3,659,070	490,852	206,568	457,486	339,178	790,929	17,347	(1,588,294)	(234,098)	4,363,698	3,988,065
Taxation & Zakat	(1,095,456)	(1,045,755)	(112,742)	(65,842)	(107,612)	(86,197)	(3,978)	(8,891)	208,961	53,204	(1,110,827)	(1,153,481)
Profit after taxation and zakat	3,117,269	2,613,315	378,110	140,726	349,874	252,981	786,951	8,456	(1,379,333)	(180,894)	3,252,871	2,834,584
Minority interest	-	-	-	-	-	-	-	-	-	-	(74,499)	(62,166)
Net profit for the year	3,117,269	2,613,315	378,110	140,726	349,874	252,981	786,951	8,456	(1,379,333)	(180,894)	3,178,372	2,772,418
OTHER INFORMATION												
Capital expenditure	183,595	161,953	975	1,065	15,194	7,174	1,204	156	-	-	200,968	170,348
Depreciation	134,588	139,590	3,879	4,307	6,788	9,738	1,630	2,433	-	-	146,885	156,068
Amortisation	30,364	21,719	1,317	1,519	3,733	2,233	224	183			35,638	25,654
Non-cash expenses/(income) other than depreciation	35,525	105,431	15,492	6,274	2,129	(2,856)	(9,678)	24,679	-	-	43,468	133,528

	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000
ASSETS AND LIABILITIES												
Segment assets	239,385,356	208,048,441	10,041,389	11,186,034	19,908,892	16,750,624	3,049,561	1,044,756	(15,761,523)	(12,792,734)	256,623,675	224,237,121
Investments in associates	40,739	6,635	-	-	-	-	11,566	40,103	(8,704)	-	43,601	46,738
Total assets	239,426,095	208,055,076	10,041,389	11,186,034	19,908,892	16,750,624	3,061,127	1,084,859	(15,770,227)	(12,792,734)	256,667,276	224,283,859
Total segment liabilities	219,659,303	190,815,332	8,778,938	9,910,161	16,108,436	13,181,623	989,936	484,039	(8,737,485)	(7,584,573)	236,799,128	206,806,582

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000	June 2007 RM'000	June 2006 RM'000
Malaysia	13,711,517	10,696,654	5,313,688	3,591,384	183,139	148,153	209,086,242	193,389,372
Singapore	1,872,772	1,435,106	368,625	305,587	12,039	16,662	39,178,558	31,899,678
Other locations	1,430,023	1,163,402	269,679	325,192	5,790	5,533	24,172,703	11,787,543
	17,014,312	13,295,162	5,951,992	4,222,163	200,968	170,348	272,437,503	237,076,593
Eliminations	(1,835,000)	(540,671)	(1,588,294)	(234,098)	-	-	(15,770,227)	(12,792,734)
Group	15,179,312	12,754,491	4,363,698	3,988,065	200,968	170,348	256,667,276	224,283,859

A21. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2006.

The adoption of FRS140 has resulted in a revaluation gain of RM9.3 million.

A22. Subsequent Events

There were no material events subsequent to the balance sheet date, other than that mentioned in Note B8.

A23. Changes in the Composition of the Group

The changes to the composition of the Group during the financial year are further elaborated in Note B8.

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the nomal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

	As at 30 June 2007			As at 30 June 2006		
Group	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	5,171,650	5,171,650	4,736,389	5,719,998	5,719,998	5,397,695
Certain transaction-related contingent items	7,213,591	3,606,795	3,273,307	6,367,217	3,183,608	3,128,665
Short-term self-liquidating trade-related contingencies	6,562,586	1,312,517	614,099	7,707,012	1,541,403	843,044
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,196,143	1,196,143	991,686	1,575,756	1,575,756	1,351,664
Obligations under underwriting agreements	1,166,613	583,307	583,307	742,550	371,275	371,275
Irrevocable commitments to extend credit:						
- maturity within one year	60,228,585	-	-	49,755,601	-	-
- maturity exceeding one year	9,887,353	4,943,676	4,715,569	5,964,817	2,992,409	1,803,568
Foreign exchange related contracts:						
- less than one year	50,797,825	525,756	180,914	26,879,050	249,199	129,920
- one year to less than five years	757,997	7,845	2,699	59,036	492	257
Interest rate related contracts:						
- less than one year	23,812,539	863,091	214,301	13,096,416	141,387	40,039
- one year to less than five years	2,182,786	79,116	19,645	8,519,746	363,913	102,824
- five years and above	3,587,527	130,030	32,287	1,709,211	137,204	38,180
Miscellaneous	2,827,255	-	-	2,267,033	-	-
	175,392,450	18,419,926	15,364,203	130,383,443	16,276,644	13,207,131

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. **Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)**

Bank	As at 30 June 2007 Notional Amount RM'000	As at 30 June 2007 Credit Equivalent Amount* RM'000	As at 30 June 2007 Risk Weighted Amount* RM'000	As at 30 June 2006 Notional Amount RM'000	As at 30 June 2006 Credit Equivalent Amount* RM'000	As at 30 June 2006 Risk Weighted Amount* RM'000
Direct credit substitutes	4,470,302	4,470,302	4,035,043	4,862,567	4,862,567	4,694,976
Certain transaction-related contingent items	7,144,082	3,572,041	3,242,020	6,343,749	3,171,874	3,115,506
Short-term self-liquidating trade-related contingencies	6,495,940	1,299,188	606,916	7,677,606	1,535,521	842,675
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,196,143	1,196,143	991,686	1,575,756	1,575,756	1,351,664
Obligations under underwriting agreements	286,822	143,411	143,411	273,550	136,775	136,775
Irrevocable commitments to extend credit:						
- maturity within one year	59,698,675	-	-	49,703,408	-	-
- maturity exceeding one year	9,299,580	4,649,790	4,555,080	5,933,909	2,966,955	1,778,112
Foreign exchange related contracts:						
- less than one year	50,797,825	525,756	180,914	26,718,442	247,240	128,939
- one year to less than five years	757,997	7,845	2,699	59,036	492	257
Interest rate related contracts:						
- less than one year	23,371,524	847,098	206,638	12,900,804	136,741	37,566
- one year to less than five years	2,142,360	77,650	18,942	8,303,651	359,383	98,730
- five years and above	3,521,085	127,621	31,132	1,688,163	136,152	37,404
Miscellaneous	2,774,807	-	-	2,255,475	-	-
	171,957,142	16,916,845	14,014,481	128,296,116	15,129,456	12,222,604

* **The credit equivalent amount and the risk-weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.**

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (contd)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 30 June 2007, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM135.9 million (30 June 2006: RM68.8 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 30 June 2007, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM159.1 million (30 June 2006: RM160.6 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

A25. Interest Rate Risk

Group As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	32,184,637	-	-	-	-	5,289,928	122,857	37,597,422	4.66
Deposits and placements with banks and other financial institutions	75,802	9,934,437	6,900,360	10,000	5,000	418,897	3,925	17,348,421	4.77
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading		-	-	-	-	-	2,032,634	2,032,634	4.43
Securities available-for-sale		-	-	-	-	-	29,124,704	29,124,704	4.32
Securities held-to-maturity	275,534	109,462	988,426	715,724	401,429	43,817	-	2,534,392	4.29
Loans, advances and financing									
- performing	57,832,642	10,674,373	8,770,062	24,399,903	24,939,881	12,622,195	-	139,239,056	6.62
- non-performing*	-	-	-	-	-	1,625,680	-	1,625,680	-
Derivative assets							394,870	394,870	-
Other Assets						3,257,377	-	3,257,377	
Other non-interest sensitive balances	-	-	-	-	-	8,216,089	-	8,216,089	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,037,859	-	15,037,859	-
TOTAL ASSETS	90,541,966	20,803,693	16,658,848	25,125,627	25,346,310	46,511,842	31,678,990	256,667,276	

A25. Interest Rate Risk (contd)

Group As at 30 June 2007	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
	← Non trading book					→			
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	53,845,268	18,489,984	34,003,949	38,824,910	184,646	18,328,005	-	163,676,762	2.14
Deposits and placements of banks and other financial institutions	14,316,670	7,891,224	2,425,445	1,496,682	457,273	2,947,396	-	29,534,690	3.93
Obligations on securities sold under repurchase agreements	9,572,963	152,690	231,412	-	-	-	-	9,957,065	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,715,988	-	2,930,070	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivatives liabilities							656,705	656,705	
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	5,089,567		5,089,567	
Other non-interest sensitive balances	-	-	-	-	-	1,116,600	-	1,116,600	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	1,194,914	-	1,194,914	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	13,842,945	-	13,842,945	-
Total Liabilities	78,153,925	27,286,411	37,531,485	41,949,220	6,985,967	44,235,415	656,705	236,799,128	
Shareholders' equity	-	-	-	-	-	19,197,656	-	19,197,656	
Minority interests	-	-	-	-	-	670,492	-	670,492	
Total Liabilities and Shareholders' Equity	78,153,925	27,286,411	37,531,485	41,949,220	6,985,967	64,103,563	656,705	256,667,276	
On-balance sheet interest sensitivity gap	12,388,041	(6,482,718)	(20,872,637)	(16,823,593)	18,360,343	(17,591,721)	31,022,285	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,408,732)	2,520,569	1,628,139	(446,677)	(1,293,299)	-	-	-	
Total interest sensitivity gap	9,979,309	(3,962,149)	(19,244,498)	(17,270,270)	17,067,044	(17,591,721)	31,022,285	-	
Cumulative interest rate sensitivity gap	9,979,309	6,017,160	(13,227,338)	(30,497,608)	(13,430,564)	(31,022,285)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Group As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	25,549,788	-	-	-	-	6,485,607	-	32,035,395	4.22
Deposits and placements with banks and other financial institutions	950,805	1,674,904	1,009,897	63,311	-	352,492	-	4,051,409	4.75
Securities purchased under resale agreements	1,004,367	499,590	-	-	-	-	-	1,503,957	3.72
Securities held-for-trading	-	-	-	-	-	-	477,699	477,699	3.90
Securities available-for-sale	-	-	-	-	-	-	27,395,434	27,395,434	4.50
Securities held-to-maturity	505,649	1,206,571	1,522,903	1,547,495	1,015,640	-	-	5,798,258	3.68
Loans, advances and financing									
- performing	44,891,024	18,802,228	11,021,215	16,913,687	18,279,148	18,759,786	-	128,667,088	6.40
- non-performing*	-	-	-	-	-	2,786,566	-	2,786,566	-
Derivative assets	-	-	-	-	-	-	343,367	343,367	-
Other Assets						2,765,564	-	2,765,564	-
Other non-interest sensitive balances	-	-	-	-	-	6,338,434		6,338,434	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	12,120,688	-	12,120,688	-
TOTAL ASSETS	72,901,633	22,183,293	13,554,015	18,524,493	19,294,788	49,609,137	28,216,500	224,283,859	

A25. Interest Rate Risk (contd)

Group As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	51,213,570	12,695,799	23,813,415	33,842,714	15,992	14,696,680	-	136,278,170	2.25
Deposits and placements of banks and other financial institutions	16,310,509	5,203,985	1,566,087	1,729,072	659,104	3,238,818	-	28,707,575	3.68
Obligations on securities sold under repurchase agreements	9,825,474	2,203,376	247,288	-	-	-	-	12,276,138	3.39
Bills and acceptances payable	643,126	980,409	366,906	-	-	2,827,775	-	4,818,216	3.67
Recourse obligations on loans sold to Cagamas	-	22,936	712,593	2,981,133	10,796	-	-	3,727,458	4.15
Derivatives liabilities	-	-	-	-	-	-	233,408	233,408	
Subordinated obligations	-	-		-	3,896,880	-	-	3,896,880	5.27
Other liabilities						3,631,800	-	3,631,800	
Other non-interest sensitive balances	-	-	-	-	-	1,116,249		1,116,249	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	684,536		684,536	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,436,152		11,436,152	-
Total Liabilities	77,992,679	21,106,505	26,706,289	38,552,919	4,582,772	37,632,010	233,408	206,806,582	
Shareholders' equity	-	-	-	-	-	16,868,802		16,868,802	
Minority interests	-	-	-	-	-	608,475		608,475	
Total Liabilities and Shareholders' Equity	77,992,679	21,106,505	26,706,289	38,552,919	4,582,772	55,109,287	233,408	224,283,859	
On-balance sheet interest sensitivity gap	(5,091,046)	1,076,788	(13,152,274)	(20,028,426)	14,712,016	(5,500,150)	27,983,092	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	799,135	(328,505)	(161,651)	(338,979)	30,000	-	-	-	
Total interest sensitivity gap	(4,291,911)	748,283	(13,313,925)	(20,367,405)	14,742,016	(5,500,150)	27,983,092	-	
Cumulative interest rate sensitivity gap	(4,291,911)	(3,543,628)	(16,857,553)	(37,224,958)	(22,482,942)	(27,983,092)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. **Interest Rate Risk** (contd)

Bank As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	29,117,254	-	-	-	-	5,083,655	-	34,200,909	4.58
Deposits and placements with banks and other financial institutions	31,823	8,664,258	6,468,752	-	-	396,081	-	15,560,914	4.84
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading	-	-	-	-	-	-	1,447,227	1,447,227	4.20
Securities available-for-sale	-	-	-	-	-	-	25,213,654	25,213,654	3.95
Securities held-to-maturity	-	91,003	1,126,672	357,147	363,869	25,373	-	1,964,064	4.45
Loans, advances and financing									
- performing	56,346,011	8,711,918	7,810,960	24,123,624	24,766,171	12,719,773	-	134,478,457	6.60
- non-performing*	-	-	-	-	-	1,745,041	-	1,745,041	-
Derivative assets	-	-	-	-	-	-	390,406	390,406	-
Other assets	-	-	-	-	-	1,833,414	-	1,833,414	-
Other non-interest sensitive balances	-	-	-	-	-	10,354,382	-	10,354,382	
TOTAL ASSETS	85,668,439	17,552,600	15,406,384	24,480,771	25,130,040	32,157,719	27,051,287	227,447,240	

A25. Interest Rate Risk (contd)

Bank As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	43,631,730	15,989,458	33,013,878	38,716,551	16,300	18,208,138	-	149,576,055	1.95
Deposits and placements of banks and other financial institutions	17,470,601	7,890,985	2,424,881	1,491,886	457,273	2,947,394	-	32,683,020	3.91
Obligations on securities sold under repurchase agreements	10,106,302	152,239	231,314	-	-	-	-	10,489,855	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,708,006	-	2,922,088	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivatives liabilities	-	-	-	-	-	-	644,860	644,860	
Subordinated notes	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities						3,896,973		3,896,973	
Other non-interest sensitive balances	-	-	-	-	-	980,741	-	980,741	-
Total Liabilities	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	27,741,252	644,860	209,993,402	
Shareholders' equity	-	-	-	-	-	17,453,838	-	17,453,838	
Total Liabilities and Shareholders' Equity	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	45,195,090	644,860	227,447,240	
On-balance sheet interest sensitivity gap	14,040,782	(7,232,595)	(21,134,368)	(17,355,294)	18,312,419	(13,037,371)	26,406,427	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,597,074)	2,464,903	1,623,289	(228,771)	(1,262,347)	-	-	-	
Total interest sensitivity gap	11,443,708	(4,767,692)	(19,511,079)	(17,584,065)	17,050,072	(13,037,371)	26,406,427	-	
Cumulative interest rate sensitivity gap	11,443,708	6,676,016	(12,835,063)	(30,419,128)	(13,369,056)	(26,406,427)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Bank As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	20,816,434	-	-	-	-	6,726,018	-	27,542,452	4.27
Deposits and placements with banks and other financial institutions	409,801	1,076,617	1,084,195	58,826	-	381,391	-	3,010,830	5.02
Securities purchased under resale agreements	1,004,367	499,590	-	-	-	-	-	1,503,957	3.72
Securities held-for-trading	-	-	-	-	-	-	476,976	476,976	3.89
Securities available-for-sale	-	-	-	-	-	-	23,093,904	23,093,904	4.38
Securities held-to-maturity	10,705	368,238	1,028,329	1,222,043	639,552	-	-	3,268,867	3.64
Loans, advances and financing									
- performing	45,873,867	17,877,272	10,341,792	16,604,479	18,190,628	16,267,093	-	125,155,131	6.42
- non-performing*	-	-	-	-	-	2,693,264	-	2,693,264	-
Derivative assets	-	-	-	-	-	-	343,367	343,367	-
Other assets	-	-	-	-	-	1,486,306	-	1,486,306	-
Other non-interest sensitive balances	-	-	-	-	-	8,560,217	-	8,560,217	-
TOTAL ASSETS	68,115,174	19,821,717	12,454,316	17,885,348	18,830,180	36,114,289	23,914,247	197,135,271	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Bank As at 30 June 2006	Non trading book *Up to* 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	40,485,352	11,888,849	24,032,612	33,692,987	16,300	15,021,336	-	125,137,436	2.09
Deposits and placements of banks and other financial institutions	15,446,567	5,296,512	1,563,282	1,761,232	671,363	3,298,906	-	28,037,862	3.66
Obligations on securities sold under repurchase agreements	8,766,994	2,203,003	247,288	-	-	-	-	11,217,285	3.39
Bills and acceptances payable	687,490	1,041,326	395,412	-	-	3,044,316		5,168,544	3.67
Recourse obligations on loans sold to Cagamas	-	22,936	712,593	2,981,133	10,796	-	-	3,727,458	4.15
Derivative liabilities	-	-	-	-	-	-	234,560	234,560	-
Subordinated obligations	-	-		-	3,896,880	-	-	3,896,880	5.27
Other liabilities	-	-	-	-	-	3,328,577	-	3,328,577	
Other non-interest sensitive balances	-	-	-	-	-	1,034,310	-	1,034,310	-
Total Liabilities	65,386,403	20,452,626	26,951,187	38,435,352	4,595,339	25,727,445	234,560	181,782,912	
Shareholders' equity	-	-	-	-	-	15,352,359	-	15,352,359	
Total Liabilities and Shareholders' Equity	65,386,403	20,452,626	26,951,187	38,435,352	4,595,339	41,079,804	234,560	197,135,271	
On-balance sheet interest sensitivity gap	2,728,771	(630,909)	(14,496,871)	(20,550,004)	14,234,841	(4,965,515)	23,679,687	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	799,135	(328,505)	(161,651)	(338,979)	30,000	-	-	-	
Total interest sensitivity gap	3,527,906	(959,414)	(14,658,522)	(20,888,983)	14,264,841	(4,965,515)	23,679,687	-	
Cumulative interest rate sensitivity gap	3,527,906	2,568,492	(12,090,030)	(32,979,013)	(18,714,172)	(23,679,687)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Before deducting proposed dividend:				
Core capital ratio	**10.06%**	9.98%	**9.82%**	9.67%
Risk-weighted capital ratio	**15.14%**	13.94%	**14.11%**	12.59%
After deducting proposed dividend:				
Core capital ratio	**9.43%**	9.37%	**9.13%**	9.01%
Risk-weighted capital ratio	**14.51%**	13.34%	**13.42%**	11.94%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	**3,889,225**	3,796,947	**3,889,225**	3,796,947
Share premium	**2,935,570**	2,137,807	**2,935,570**	2,137,807
Other reserves	**12,036,017**	10,888,141	**10,337,119**	9,326,121
Tier I minority interest	**276,842**	217,385	**-**	-
Less: Deferred tax assets [1]	**(1,016,730)**	(1,164,275)	**(951,526)**	(1,091,937)
Less: Goodwill [1]	**(81,015)**	-	**(81,015)**	-
Total Tier I capital	**18,039,909**	15,876,005	**16,129,373**	14,168,938
Tier II capital				
Subordinated obligations	**6,349,060**	3,896,880	**6,349,060**	3,896,880
General allowance for bad and doubtful debts	**2,757,315**	2,415,073	**2,613,274**	2,258,397
Total Tier II capital	**9,106,375**	6,311,953	**8,962,334**	6,155,277
Total capital	**27,146,284**	22,187,958	**25,091,707**	20,324,215
Less: Investment in subsidiary companies [2]	**-**	-	**(1,923,929)**	(1,874,847)
Capital base	**27,146,284**	22,187,958	**23,167,778**	18,449,368

[1] Under Bank Negara Guidelines, deferred tax and goodwill are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad of RM840.0 million, as its business, assets and liabilities have been transferred to the Bank in the previous financial year.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking

A27a. Audited Balance Sheets as at 30 June 2007

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
ASSETS				
Cash and short-term funds	**1,913,875**	3,274,879	**1,633,560**	3,055,980
Deposits and placements with banks and other financial institutions	**73,536**	340,069	**73,536**	340,069
Securities portfolio	**3,735,886**	2,643,072	**3,489,141**	2,373,834
Loans and financing	**17,945,079**	16,677,354	**17,935,458**	16,677,354
Deferred tax assets	**192,303**	226,177	**192,473**	224,680
Other assets	**91,696**	54,120	**77,499**	50,688
Statutory deposit with Bank Negara Malaysia	**501,000**	421,000	**501,000**	421,000
Total Assets	**24,453,375**	23,636,671	**23,902,667**	23,143,605
LIABILITIES				
Deposits from customers	**16,252,045**	13,593,658	**15,806,576**	13,366,701
Deposit and placements of banks and other financial institutions	**2,278,022**	1,523,222	**2,278,022**	1,477,797
Bills and acceptances payable	**526,874**	2,213,344	**526,874**	2,213,344
Other liabilities	**694,934**	1,732,792	**646,779**	1,729,914
Provision for taxation and zakat	**237,754**	171,671	**236,531**	171,385
Subordinated obligations	**2,500,000**	2,500,000	**2,500,000**	2,500,000
Total Liabilities	**22,489,629**	21,734,687	**21,994,782**	21,459,141
ISLAMIC BANKING FUNDS				
Islamic Banking Funds	**521,003**	599,880	**516,002**	516,002
Reserves	**1,442,743**	1,302,104	**1,391,883**	1,168,462
	1,963,746	1,901,984	**1,907,885**	1,684,464
Total Liabilities and Islamic Banking Funds	**24,453,375**	23,636,671	**23,902,667**	23,143,605
COMMITMENTS AND CONTINGENCIES	**9,573,057**	8,541,037	**9,573,057**	8,541,037

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking (contd)

A27b. Audited Income Statements for the 4th Financial Quarter Ended 30 June 2007

	4th Quarter Ended		Financial Year Ended	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Group				
Income derived from investment of depositors' funds	**369,442**	317,374	**1,367,876**	1,235,584
Expenses directly attributable to depositors and Islamic Banking Funds	**(17,655)**	(8,524)	**(48,759)**	(29,876)
Transfer from/(to) profit equalisation reserve	**(10,575)**	41,149	**79,817**	106,718
Gross attributable income	**341,212**	349,999	**1,398,934**	1,312,426
Allowance for losses on financing, advances and other loans	**(140,395)**	(61,275)	**(261,960)**	(203,125)
Total attributable income	**200,817**	288,724	**1,136,974**	1,109,301
Income attributable to the depositors	**(120,622)**	(124,036)	**(516,558)**	(455,055)
Income attributable to the Group	**80,195**	164,688	**620,416**	654,246
Income derived from investment of Islamic Banking Funds				
Gross investment income	**19,501**	19,727	**73,281**	70,376
Finance cost	**(31,924)**	(30,095)	**(98,090)**	(36,605)
Net (expense)/income from investment of Islamic Banking Funds	**(12,423)**	(10,368)	**(24,809)**	33,771
	67,772	154,320	**595,607**	688,017
Overhead expenses	**(88,610)**	(6,232)	**(319,366)**	(23,858)
Profit before zakat and tax expense	**(20,838)**	148,088	**276,241**	664,159
Taxation	**11,904**	(40,714)	**(82,293)**	(180,565)
Zakat	**54**	(1,509)	**(3,610)**	(1,635)
Profit after taxation	**(8,880)**	105,865	**190,338**	481,959
Bank				
Income derived from investment of depositors' funds	**364,495**	311,657	**1,344,474**	1,208,299
Expenses directly attributable to depositors and Islamic Banking Funds	**(21,028)**	(7,865)	**(48,705)**	(28,921)
Transfer from/(to) profit equalisation reserve	**(11,230)**	41,719	**80,060**	96,776
Gross attributable income	**332,237**	345,511	**1,375,829**	1,276,154
Allowance for losses on financing, advances and other loans	**(140,544)**	(63,275)	**(262,212)**	(203,125)
Total attributable income	**191,693**	282,236	**1,113,617**	1,073,029
Income attributable to the depositors	**(113,841)**	(122,933)	**(505,232)**	(450,249)
Income attributable to the reporting institution	**77,852**	159,303	**608,385**	622,780
Income derived from investment of Islamic Banking Funds				
Gross investment income	**19,500**	19,725	**73,277**	70,293
Finance cost	**(31,924)**	(30,095)	**(98,090)**	(36,605)
Net (expense)/income from investment of Islamic Banking Funds	**(12,424)**	(10,370)	**(24,813)**	33,688
	65,428	148,933	**583,572**	656,468
Overhead expenses	**(88,490)**	(6,110)	**(318,924)**	(23,422)
Profit before zakat and tax expense	**(23,062)**	142,823	**264,648**	633,046
Taxation	**12,660**	(40,893)	**(80,290)**	(176,915)
Zakat	**58**	(1,500)	**(3,566)**	(1,500)
Profit after taxation	**(10,344)**	100,430	**180,792**	454,631

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27b. Audited Income Statements for the 4th Financial Quarter Ended 30 June 2007 (Contd

Reconciliation of net income amalgamated with the conventional banking operations:

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Gross attributable income	**1,398,934**	1,312,426	**1,375,829**	1,276,154
Net income from investment of Islamic Banking Funds	**(24,809)**	33,771	**(24,813)**	33,688
Total income before allowances for loan losses and overheads	**1,374,125**	1,346,197	**1,351,016**	1,309,842
Income attributable to the depositors	**(516,558)**	(455,055)	**(505,232)**	(450,249)
Income from Islamic Banking scheme	**857,567**	891,142	**845,784**	859,593

A27c. Loans and Financing

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Overdrafts	**1,677,671**	1,425,584	**1,677,671**	1,425,584
Term financing				
- House financing	**5,101,545**	5,322,322	**5,101,545**	5,322,322
- Syndicated financing	**304,483**	173,389	**294,119**	173,389
- Hire purchase receivables	**5,445,996**	3,730,523	**5,445,996**	3,730,523
- Other term financing	**10,542,596**	12,244,460	**10,542,596**	12,244,460
Trust receipts	**146,359**	166,766	**146,359**	166,766
Other financing	**4,252,247**	3,684,397	**4,252,247**	3,684,397
	27,470,897	26,747,441	**27,460,533**	26,747,441
Unearned income	**(8,325,050)**	(9,055,236)	**(8,325,050)**	(9,055,236)
Gross loans and financing	**19,145,847**	17,692,205	**19,135,483**	17,692,205
Allowance for bad and doubtful debts and financing:				
- specific	**(536,572)**	(390,937)	**(536,572)**	(390,937)
- general	**(664,196)**	(623,914)	**(663,453)**	(623,914)
Net loans and financing	**17,945,079**	16,677,354	**17,935,458**	16,677,354

A27d. (i) Movements in non-performing loans and financing ("NPL") are as follows:

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Balance at beginning of year	**1,363,941**	1,291,218	**1,363,941**	1,291,218
Non-performing during the year	**823,539**	915,069	**823,539**	915,069
NPL of subsidiary acquired	**8,859**	-	**8,859**	-
Recovered/regularized during the year	**(806,036)**	(760,408)	**(806,036)**	(760,408)
Amount written off	**(90,291)**	(88,740)	**(90,291)**	(88,740)
Expenses debited to customers' accounts	**6,126**	6,802	**6,126**	6,802
Balance at end of year	**1,306,138**	1,363,941	**1,306,138**	1,363,941
Specific allowance	**(536,572)**	(390,937)	**(536,572)**	(390,937)
Net non-perfoming loans and financing	**769,566**	973,004	**769,566**	973,004
Net NPL as % of gross loans and financing less specific allowance	**3.89%**	5.15%	**3.89%**	5.15%

A27. Operations of Islamic Banking (contd)

A27d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
General allowance				
At beginning of year	623,914	609,375	623,914	609,375
Allowance made during year	69,324	12,871	68,398	12,871
Allowance written back	(29,234)		(29,051)	
Amount transfer from KBB	192	1,668	192	1,668
Transfer from specific allowance	-			
At end of year	664,196	623,914	663,453	623,914
As % gross loans and financing less specific allowance	3.57%	3.61%	3.57%	3.61%
Specific allowance				
At beginning of year	390,937	277,770	390,937	277,770
Allowance made during year	289,558	257,678	289,558	257,678
Transferred upon business acquisition	-	-	-	-
Amount written back	(52,088)	(54,187)	(52,088)	(54,187)
Amount written off	(90,290)	(88,656)	(90,290)	(88,656)
Transfer to general allowance		(1,668)		(1,668)
Transfer from specific allowance for restructured	(9,502)	-	(9,502)	-
Transfer from KBB	7,957	-	7,957	-
At end of year	536,572	390,937	536,572	390,937

A27e. Deposits from Customers

(i) By type of deposit

	Group		Bank	
	30 June 2007 RM'000	30 June 2006 RM'000	30 June 2007 RM'000	30 June 2006 RM'000
Mudharabah Fund				
Demand deposits	1,885,819	1,553,036	1,885,819	1,553,036
Savings deposits	83,805	-	83,805	-
General investment deposits	6,192,625	4,331,794	5,782,692	4,150,301
Special investment deposits	483,953	632,524	483,953	632,524
	8,646,202	6,517,354	8,236,269	6,335,861
Non-Mudharabah Fund				
Demand deposits	2,940,783	2,557,927	2,905,247	2,512,463
Savings deposits	3,217,921	2,647,960	3,217,921	2,647,960
Negotiable instruments of deposits	1,447,139	1,870,417	1,447,139	1,870,417
	7,605,843	7,076,304	7,570,307	7,030,840
Deposit from Customers	16,252,045	13,593,658	15,806,576	13,366,701

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28. Effects of Changes in Accounting Policies

The following tables provide estimates of the extent to which of the line items in the balance sheets and income statements for the year ended 30 June 2007 is higher or lower as a result of changes in accounting policies.

a. (i) Effects on balance sheets as at 30 June 2007

	Increase/(Decrease)			
	FRS 2 RM'000	FRS 140 RM'000	BNM Circular on handling fees RM'000	Total RM'000
Group				
Investment properties	-	19,577	-	19,577
Property, plant & equipment	-	273	-	273
Other assets	-	-	110,180	110,180
Deferred tax assets	-	-	(28,558)	(28,558)
Deferred tax liabilities	-	5,286	-	5,286
Share option reserves	61,228	-	-	61,228
Retained profit	(61,228)	14,291	81,622	34,685
Minority interests	(1,417)	331	1,889	803
Bank				
Investment in Subsidiaries	8,716	-	-	8,716
Other assets	-	-	110,180	110,180
Deferred tax assets	-	-	(25,558)	(25,558)
Share option reserves	61,228	-	-	61,228
Retained profit	(52,512)		81,622	29,110

a. (ii) Effects on income statement for the year ended 30 June 2007

	Increase/(Decrease)			
	FRS 2 RM'000	FRS 140 RM'000	BNM Circular on handling fees RM'000	Total RM'000
Group				
Operating revenue	-	-	4,412	4,412
Interest income	-	-	4,412	4,412
Net interest income	-	-	4,412	4,412
Income from Islamic Banking Scheme operations	-	-	6,640	6,640
Overhead expenses	58,190	(9,333)	-	48,857
Operating profit	(58,190)	9,333	4,412	(44,445)
Profit before taxation and zakat	(58,190)	9,333	4,412	(44,445)
Taxation and zakat	-	2,520	1,191	3,711
Profit for the year	(58,190)	6,813	3,221	(48,156)
Earnings per share (sen):				-
Basic, for profit for the year	(1.5)	0.2	0.1	(1.2)
Diluted, for profit for the year	(1.5)	0.2	0.1	(1.2)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28. Effects of Changes in Accounting Policies (contd)

a. (ii) Effects on income statement for the year ended 30 June 2007 (contd)

	Increase/(Decrease)			
	FRS 2 RM'000	FRS 140 RM'000	BNM Circular on handling fees RM'000	Total RM'000
Bank				
Operating revenue	-	-	4,412	4,412
Interest income	-	-	4,412	4,412
Net interest income	-	-	4,412	4,412
Income from Islamic Banking				-
Scheme operations	-	-	6,640	6,640
Other operating income	-	-	-	-
Total non-interest income	-	-	-	-
Overhead expenses	50,527	-	-	50,527
Operating profit	(50,527)	-	4,412	(46,115)
Profit before taxation and zakat	(50,527)	-	4,412	(46,115)
Taxation and zakat	-	-	1,191	1,191
Profit for the year	(50,527)	-	3,221	(47,306)

b. Restatement of comparatives

The following comparative amounts have been restated as a result of adopting new and revised FRSs and BNM Circular on Handling Fees:

	Increase/(Decrease)			
	Previously Stated RM'000	FRS128 RM'000	BNM Circular on handling FRS 140 RM'000	Restated RM'000
At 1 July 2005				
Group				
Retained profits	7,003,035	27,765	105,353	7,137,153
Bank				
Retained profits	5,839,892	-	105,353	5,945,245

A28. Effects of Changes in Accounting Policies

b. Restatement of comparatives (contd)

The following comparative amounts have been restated as a result of adopting new and revised FRSs and BNM Circular on Handling Fees:

	Previously Stated RM'000	FRS 2 RM'000	FRS101 RM'000	FRS128 RM'000	FRS138 RM'000	FRS 140 RM'000	BNM Circular on handling fees RM'000	Restated RM'000
		Increase/(Decrease)						
At 30 June 2006								
Group								
Securities portfolio	33,721,822	-	-	(50,431)	-	-	-	33,671,391
Derivative assets	-	-	343,367	-	-	-	-	343,367
Other assets	3,025,581	-	(343,367)	(631)	-	(21,788)	105,769	2,765,564
Investment properties	-	-	-	-	-	21,788	-	21,788
Interests in Associates	9,620	-	-	37,118	-	-	-	46,738
Property, plant and equipment	1,403,809	-	-		(58,892)	-	-	1,344,917
Intangible assets	-	-	-		58,892	-	-	58,892
Deferred tax assets	1,192,833	-	-		-	-	(28,558)	1,164,275
Deposits from customers	136,217,976	-	-	60,194	-	-	-	136,278,170
Derivative liabilities	-	-	233,408		-	-	-	233,408
Other liabilities	3,865,111	-	(233,408)	97	-	-	-	3,631,800
Share option reserve	-	3,038	-		-	-	-	3,038
Retained profit	6,811,248	(3,038)	-	25,765	-	-	77,211	6,911,186
Minority interests	708,475	-	-	(100,000)	-	-		608,475
Bank								
Securities portfolio	26,889,747	-	-	(50,000)	-	-	-	26,839,747
Derivative assets	-	-	343,367	-	-	-	-	343,367
Other assets	1,723,904	-	(343,367)		-	-	105,769	1,486,306
Investment in subsidiaries	2,713,793	1,054	-	-	-	-	-	2,714,847
Interests in Associates	7,940	-	-	50,000	-	-	-	57,940
Property, plant and equipment	1,179,498	-	-	-	(48,873)	-	-	1,130,625
Intangible assets	-	-	-	-	48,873	-	-	48,873
Deferred tax assets	1,120,495	-	-	-	-	-	(28,558)	1,091,937
Derivative liabilities	-	-	234,560	-	-	-	-	234,560
Other liabilities	3,563,137	-	(234,560)	-	-	-	-	3,328,577
Share option reserve	-	3,038	-	-	-	-	-	3,038
Retained profits	5,376,363	(1,984)	-	-	-	-	77,211	5,451,590

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28. Effects of Changes in Accounting Policies

b. Restatement of comparatives (contd)

	Previously Stated RM'000	Increase/(Decrease) FRS 2 RM'000	FRS101 RM'000	FRS128 RM'000	FRS138 RM'000	FRS 140 RM'000	BNM Circular on handling fees RM'000	Restated RM'000
For the year ended 30 June 2006								
Group								
Interest income	8,771,298	-	-	-	-	-	(44,337)	8,726,961
Net interest income	4,524,951	-	-	-	-	-	(44,337)	4,480,614
Income from IBS operations	887,359	-	-	-	-	-	3,783	891,142
Other operating income	2,719,272	-	-	(3,289)	-	-	-	2,715,983
Total non-interest income	2,719,272	-	-	(3,289)	-	-	-	2,715,983
Overhead expenses	3,217,071	1,981	-	(12,114)	-	-	-	3,206,938
Operating profit	4,914,511	(1,981)	-	8,825	-	-	(40,554)	4,880,801
Share of profit of associates	(499)	-	(7)	(8,825)	-	-	-	(9,331)
Profit before taxation and zakat	4,030,607	(1,981)	(7)	-	-	-	(40,554)	3,988,065
Taxation and zakat	1,164,843	-	(7)	-	-	-	(11,355)	1,153,481
Profit for the year	2,865,764	(1,981)	-	-	-	-	(29,199)	2,834,584
Earnings per share:								
Basic (sen)	74.4	(0.1)	0.1	-	-	-	(0.8)	73.6
Diluted (sen)	74.1	(0.1)	0.1	-	-	-	(0.8)	73.3

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28. Effects of Changes in Accounting Policies

b. Restatement of comparatives (contd)

	Previously Stated RM'000	Increase/(Decrease) FRS 2 RM'000	FRS101 RM'000	FRS128 RM'000	FRS138 RM'000	FRS 140 RM'000	BNM Circular on handling fees RM'000	Restated RM'000
For the year ended 30 June 2006								
Bank								
Interest income	8,120,284	-	-	-	-	-	(44,337)	8,075,947
Net interest income	4,271,603	-	-	-	-	-	(44,337)	4,227,266
Income from IBS operations	855,810	-	-	-	-	-	3,783	859,593
Other operating income	2,098,644	-	-	-	-	-	-	2,098,644
Total non-interest income	2,179,355	-	-	-	-	-	-	2,179,355
Overhead expenses	2,783,099	927	-	-	-	-	-	2,784,026
Operating profit	4,523,669	(927)	-	-	-	-	(40,554)	4,482,188
Profit before taxation and zakat	3,579,871	(927)	-	-	-	-	(40,554)	3,538,390
Taxation and zakat	1,056,673	-	-	-	-	-	(11,355)	1,045,318
Profit for the year	2,520,198	(927)	-	-	-	-	(29,199)	2,490,072
Earnings per share:								
Basic (sen)	66.9	-	-	-	-	-	(0.8)	66.1
Diluted (sen)	66.6	-	-	-	-	-	(0.8)	65.8

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

The Group's pre-tax profit for the financial year ended 30 June 2007 registered an increase of 9.42% compared to the corresponding period. The growth was largely driven by improvements in net interest income supported by expansion in the insurance and credit card businesses as a result of the acquisition of Malaysia National Insurance Berhad (MNI) and the Malaysian cards business of American Express. Allowance for losses on loans, advances and financing was also lower by 15.5% compared to the corresponding period on the back of a gain on disposal of NPL of RM257.7 million.

The attributable profit after tax of the Group for the financial year ended 30 June 2007 increased by 14.64% or RM406 million compared to the corresponding period.

B2. Variation of Results Against Preceding Quarter

The Group registered an increase in attributable profit after tax from RM745.6 million for the preceding quarter to RM1,076.6 million for the quarter just ended. The better profit was due mainly to higher operating profit and lower loan loss provisioning compared to the preceding quarter.

B3. Prospects

While cognizant of the challenges presented by the volatility of the current financial market, we believe we have a well-established risk management framework to cope with these challenges and at the same time capitalize on the opportunities.

The Group also expects the business environment on the domestic front supported by the accelerated launch of projects under the 9th Malaysian Plan and the resilience of the Malaysian economy to remain conducive for the Group. The Group therefore, expects to record a better performance for the financial year 2007/2008.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B5. Tax Expense and Zakat

The analysis of the tax expense for the period ended 30 June 2007 are as follows:

Group	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000
Malaysian income tax	358,641	239,148	1,133,932	1,178,164
Foreign income tax	11,610	7,541	14,971	15,379
	370,251	246,689	1,148,903	1,193,543
Underprovision in prior years	(113,389)	12,131	(113,389)	12,131
Deferred tax expense				
- Origination and reversal of temporary differences	13,651	55,295	37,176	(74,763)
Due to reduction in statutory rate	(3,090)	-	37,555	-
- Under/(over) provision in prior years	(3,027)	20,935	(3,027)	20,935
	7,534	76,230	71,704	(53,828)
Share of tax expense in associated companies	-	-	-	-
	264,396	335,050	1,107,218	1,151,846
Zakat	(55)	1,509	3,609	1,635
	264,341	336,559	1,110,827	1,153,481

Bank	4th Quarter Ended 30 June 2007 RM'000	4th Quarter Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2006 RM'000
Malaysian income tax	317,946	236,697	1,125,198	1,085,534
Foreign income tax	8,451	7,101	11,757	8,537
	326,397	243,798	1,136,955	1,094,071
Underprovision in prior years	(85,926)	-	(85,926)	-
Deferred tax expense				
- Origination and reversal of temporary differences	(6,209)	41,124	16,288	(81,035)
- Due to reduction in statutory rate			36,721	-
- Under/(over) provision in prior years	(46,938)	30,782	(7,215)	30,782
	(53,147)	71,906	45,794	(50,253)
Zakat	(61)	1,500	3,563	1,500
	273,189	317,204	1,100,386	1,045,318

Domestic income tax is calculated at the Malaysian statutory tax rate of 27% (2006: 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

B6. Sale of Unquoted Investments and Properties

The profits from the sale of unquoted investments of the Group and Bank amounted to RM210.0 million and RM154.6 million respectively while the profit from sale of properties amounted to RM1.31 million for both the Group and the Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) **Disposal of Mayban Unit Trust Berhad ("MUTB")**

The disposal of Maybank's entire 100% stake in MUTB to Amanah Saham Nasional Berhad was completed on 30 November 2006 for a final consideration of RM38.3 million.

(b) **Completion of Investment Bank Rationlisation Programme**

Aseambankers Malaysia Berhad ("Aseambankers"), a 100.00% owned subsidiary of Maybank, had on 30 December 2006 completed its transformation into an investment bank by the sale of non-investment banking related loans to the Bank and completing the following acquisitions

i) The assets and liabilities of Mayban Discount Berhad on 11 November 2006;
ii) 100% equity interest in Mayban Securities (Holdings) Sendirian Berhad on 30 December 2006; and
iii) The assets and liabilities of Mayban Securities Sendirian Berhad on 30 December 2006.

As such, with effect from 3 January 2007, Aseambankers as a Participating Organisation of Bursa Malaysia Securities Berhad will be able to undertake stockbroking businesses.

(c) **Acquisition of Kewangan Bersatu Berhad ("KBB")**

The business of KBB was transferred to Maybank on 30 September 2006, pursuant to a vesting order issued by the High Court of Malaya dated 28 September 2006.

(d) **Acquisition of Card Service Business and Trade Related Assets of American Express ("AMEX")**

On 3 March 2006, the Bank entered into an agreement with American Express (Malaysia) Berhad ("AMEX") to acquire the AMEX Malaysia Card Service business and the trade related assets for a total purchase consideration of approximately RM211 million, consisting RM81 million of goodwill in relation to the sole rights of the AMEX card services business in Malaysia and RM130 million of AMEX's net receivables from the card services business as at 31 August 2006. The acquisition completed on 10 October 2006.

(e) **Increase in the Bank's equity interest in PT Bank Maybank Indocorp**

During the financial year, the Bank increased its equity interest in PT Bank Maybank Indocorp from 93.92% to 96.83% via capital injection of USD50 million or Ringgit Malaysia equivalent of RM174.65 million.

(f) **Increase in the Bank's equity interest in Aseambankers Malaysia Berhad ("Aseambanker")**

During the financial year, the Bank increased its equity interest in Aseambankers from 94.69% to 100.00% for a total cash consideration of RM33.2 million.

B8. Status of Corporate Proposals Announced but Not Completed (contd)

(g) Sale of Non-Performing Loans ("NPL")

On 17 January 2007, Maybank entered into two conditional Sale and Purchase Agreements ("SPAs") for the sale of two tranches of long standing corporate non-performing loans ("NPLs") ("Sale"). One tranche of the NPLs is sold to Gale Force Sdn Bhd, which is a special purpose vehicle ("SPV"). SBIC Investments SA, which is part of Standard Bank of South Africa Group, is a substantial shareholder of the SPV. The other tranche of the NPLs is sold to Popular Ambience Sdn Bhd, also an SPV, to be jointly owned by Standard Chartered Bank (Hong Kong) Limited and Standard Chartered Bank Malaysia Berhad.

The sale was completed on 20 June 2007 with the full settlement of the consideration totaling RM397.6 million, resulting in a gain from the sale of approximately RM257.7 million.

(h) Establishment of an Islamic Banking Subsidiary- Maybank Islamic Bhd ("MIB")

On 20 March 2007, the Group obtained the approval in principle from Bank Negara Malaysia ("BNM") to incorporate a wholly-owned Islamic Banking subsidiary, MIB. Pursuant to the approval, the Group made two secondary submissions to BNM on 1 June and 11 July 2007, pertaining to the proposed Memorandum and Articles of Association, Capital and to operate an International Currency Business Unit ("ICBU-MIB") within MIB.

Approval was obtained from BNM on 21 July 2007 for the following:

i) The use of the name "Maybank Islamic Berhad";
ii) The issuance of the Islamic Banking licence; and
iii) The setting up of ICBU-MIB.

(i) Rationalisation of Insurance and Takaful Business

Mayban Fortis Holdings Berhad ("MFHB") is undertaking a restructuring exercise to streamline the entire insurance and takaful business within its group of companies following the completion of acquisition of the entire equity of MNI Holdings Berhad ("MNIH") by MFHB in May 2006. The following acquisitions and dissolution have been undertaken:

(i) Acquisition of Malaysian National Insurance Berhad ("MNIB")

During the financial year, MFHB entered into a Sale and Purchase Agreement with MNIH to acquire the equity interest in MNIB comprising 152,151,399 ordinary shares of RM1 each for a total consideration of RM1,020,652,130. The acquisition was completed on 28 June 2007.

(ii) Acquisition of TN Overseas Investment Co (L) Ltd ("TNOIL")

MFHB acquired the entire equity interest in TNOIL comprising 1 ordinary share of USD1 from Takaful Nasional Sdn. Berhad ("TNSB") for a consideration of RM3.00. The acquisition was completed on 1 May 2007.

B8. Status of Corporate Proposals Announced but Not Completed (contd)

(i) **Rationalisation of Insurance and Takaful Business (contd)**

(iii) Dissolution of MNI Life International (L) Ltd ("MNILIL")

On 10 April 2007, MNILIL has commenced members' voluntary winding-up pursuant to a special resolution under Section 131(1) of the Offshore Companies Act, 1990 and Section 254(1)(b) of the Companies Act, 1960. Accordingly, the financial statements of MNILIL has been consolidated up to 30 April 2007 being the date of commencement of winding-up. MNILIL shall be officially dissolved within three months after the final meeting held on 15 June 2007. No audit is required for MNILIL financial statements for the financial year ended 30 June 2007.

(iv) Transfer of TNIB and MNI Offshore Insurance (L) Ltd ("MNIOIL") to MFHB via a Dividend in Specie

Upon completion of the events disclosed above and subsequent to the approvals obtained from relevant authorities on 8 August 2007, MNIB will declare of dividend amounting to RM107,882,500 to MFHB comprising shares held by MNIB in TNIB and MNIOL at values equal to the original investment costs of MNIB in TNSB and MNIOIL. TNSB and MNIOIL will then become wholly-owned direct subsidiaries of MFHB.

(v) Acquisition of Fortis Insurance International N.V.'s shareholdings in Mayban General Assurance Berhad ("MGAB") and Mayban Life Assurance Berhad ("MLAB")

Subsequent to the approvals obtained from relevant authorities on 8 August 2007, MFHB will enter into a Share Sale Agreement with Fortis Insurance International N.V. ("Fortis") for the acquisition of shares held by Fortis in MGAB and MLAB for a purchase consideration equivalent to RM31,622,063 comprising:

- 3,948,649 ordinary shares of RM1.00 each in MGAB representing approximately 2.22% of the issued and paid up capital of MGAB; and

- 3,430,000 ordinary shares of RM1.00 each in MLAB representing approximately 3.43% of the issued and paid up capital of MLAB.

The purchase consideration of RM31,622,063 shall be satisfied by the issuance of 3,256,906 new ordinary shares in MFHB.

(vi) Transfer of Takaful Funds from Mayban Takaful Berhad ("MTB") to Takaful Nasional Sdn. Berhad ("TNSB")

MFHB will also consolidate its Takaful business as part of the internal restructuring exercise. MTB will transfer its Takaful Funds under a scheme pursuant to Section 51 of the Takaful Act, 1984 at a purchase consideration equivalent to the net tangible assets of the Takaful Funds as at the date of transfer based on the valuation carried out by the appointed actuary. At the date of authorisation of these financial statements, the execution of the Scheme of transfer of the Takaful business is pending approval from BNM.

B8. Status of Corporate Proposals Announced but Not Completed (contd.)

(i) Rationalisation of Insurance and Takaful Business (contd.)

(vii) Capital Injection from Employee Provident Fund ("EPF")

Upon completion of event (v) above, MFHB will enter into a Subscription Agreement with EPF for the subscription of 12,576,076 Non-Redeemable Preference Shares ("NRPS") of RM1.00 each in MFHB by EPF for a total issue price of RM116 million.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A12 and A13.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A24.

B11. Changes in Material Litigation

(a) In 2005, a subsidiary, Mayban Trustee Berhad ("MTB") and eleven other defendants were served with a writ of summons by ten bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligence in its capacity as Trustee for the bonds issued. The legal suit is pending court hearing and the liability amount, if any, is subject to the court's decision.

During this last financial year, MTB had proceeded to file a counter-claim on a full indemnity basis against one of the bondholders and two of the other defendants to the suit.

The contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers.

No provision is made in the Group's financial statements.

(b) In 2004, Takaful Nasional Berhad ("TN"), now a subsidiary of Maybank, commenced a civil suit against a borrower ("the 1st Defendant") and three guarantors for the sum of approximately RM25.8 million, following the recall of the relevant facility which was preceded by the 1st Defendant's failure to pay monthly instalments.

The 1st Defendant counter- claimed for loss and damage amounting to approximately RM284 million as a result of TN's alleged failure to release the balance of the facility of RM7.5 million. It is alleged that the 1st Defendant was unable to carry on with its project and therefore has suffered loss and damage. TN are proceeding with their claim and are resisting the 1st Defendant's counter-claim.

TN are of the view that they have a good chance of succeeding in the action and in securing a dismissal of the 1st Defendant's counter-claim.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

B12. Proposed Final Dividend

The Directors have proposed a final dividend of 40.0 sen per share less 27% tax for the year ended 30 June 2007 (30 June 2006: final dividend of 35.0 sen per share less 28% taxation and interim dividend of 50.0 sen per share less 28% taxation) for the shareholders' approval.

If approved, the final dividend will be paid on **15 November 2007** to Depositors whose names appear in the Record of Depositors on **1 November 2007**.

A depositor shall qualify for entitlement to the dividend only in respect of: -

a) Shares deposited into the Depositors' Securities Accounts before 12.30 p.m. on **30 October 2007** (in respect of shares exempted from mandatory deposit);

b) Shares transferred to the Depositors' Securities Accounts in respect of ordinary transfers before 4.00 p.m. on **1 November 2007**; and

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

MALAYAN BANKING BERHAD
(3818-K)
(Incorporated in Malaysia)

B13. Earning Per Share (EPS)

Basic
The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	4th Quarter Ended		Financial Year Ended	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Net profit for the period (RM'000)	**1,076,642**	840,624	**3,178,372**	2,772,418
Weighted average number of ordinary shares in issue ('000)	**3,887,496**	3,794,828	**3,848,639**	3,768,213
Basic earnings per share (sen)	**27.69 sen**	**22.15 sen**	**82.58 sen**	**73.57 sen**

Diluted
The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	4th Quarter Ended		Financial Year Ended	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Net profit for the period (RM'000)	**1,076,642**	840,624	**3,178,372**	2,772,418
Weighted average number of ordinary shares in issue ('000)	**3,887,496**	3,794,828	**3,848,639**	3,768,213
Effects of share option ('000)	**10,161**	12,794	**8,240**	14,607
Adjusted weighted average number of ordinary shares in issue or issuable ('000)	**3,897,657**	3,807,622	**3,856,879**	3,782,820
Diluted earnings per share (sen)	**27.62 sen**	**22.08 sen**	**82.41 sen**	**73.29 sen**

By Order of the Board

Mohd Nazlan bin Mohd Ghazali
LS0008977
Company Secretary
29 August 2007

END